Exhibit 2.1

CERTAIN INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.

[**] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of September 4, 2020

by and among

BACKLOTCARS, INC.,

ADESA, INC.,

SHOWROOM MERGER SUB, INC.,

solely for the purposes set forth herein,

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as the Stockholder Representative,

and

solely for purposes of Section 11.18,

KAR AUCTION SERVICES, INC.

TABLE OF CONTENTS

Page

Article I

Definitions; Interpretation

1.1	Definitions	2
1.2	Additional Definitions	16
1.3	Other Definitional Provisions; Interpretation	17

Article II

The Merger; Closing; Effective Time

2.1	The Merger	19
2.2	Closing	19
2.3	Effective Time	19

Article III

Closing Deliveries and Actions

3.1	Deliveries and Actions by the Company at the Closing	19
3.2	Deliveries and Actions by Parent at the Closing	21

Article IV

Certificate of Incorporation, Bylaws and Directors and Officers of the Surviving Corporation

4.1	Certificate of Incorporation	22
4.2	Bylaws	22
4.3	Directors and Officers of the Surviving Corporation	22

Article V

Merger Consideration; Effects of the Merger

5.1	Merger Consideration	22
5.2	Estimated Closing Statement	23
5.3	Final Closing Statement	23
5.4	Effect on Capital Stock	25
5.5	Treatment of Company Equity Awards	26
5.6	Stockholder Representative Expenses Holdback Amount	27
5.7	Escrow Amount	27
5.8	Exchange Procedures	27
5.9	Third Party Beneficiaries	29
5.10	Repayment of Credit Facilities	29
5.11	Payment of Company Transaction Expenses	30

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Article VI

Representations and Warranties

6.1	Representations and Warranties of the Company	30
6.2	Representations and Warranties of Parent and Merger Sub	54

Article VII

Covenants

7.1	Interim Operations	57
7.2	Certain Actions; Notification	60
7.3	Access and Information	62
7.4	Publicity	63
7.5	Employee Benefits	63
7.6	Indemnification; Directors’ and Officers’ Insurance	65
7.7	Takeover Statutes	66
7.8	Information Statement	66
7.9	Company Delivery of the Spreadsheet	66
7.10	No Solicitation	66
7.11	Approval of Sole Stockholder of Merger Sub	67
7.12	RWI Policy	67
7.13	Uruguayan Reorganization	67
7.14	Company Domain Names	67
7.15	Month-End Net Working Capital and Month-End Balance Sheet Cash	68

Article VIII

Conditions

8.1	Conditions to Each Party’s Obligation to Effect the Merger	68
8.2	Conditions to Obligations of Parent and Merger Sub	68
8.3	Conditions to Obligation of the Company	70

Article IX

Termination

9.1	Termination	70
9.2	Notice of Termination; Effect of Termination	72
9.3	Parent Termination Fee	72

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Article X

Tax Matters

10.1	Tax Matters	73

Article XI

Miscellaneous and General

11.1	Survival	74
11.2	Amendment	74
11.3	Extension; Waiver	74
11.4	Notices	75
11.5	Stockholder Representative	76
11.6	Attorney Client Matters	79
11.7	Counterparts	80
11.8	Governing Law; Jurisdiction; WAIVER OF JURY TRIAL	81
11.9	Specific Performance	81
11.10	Entire Agreement	82
11.11	No Recourse	82
11.12	No Third Party Beneficiaries	83
11.13	Obligations of Parent and the Company	83
11.14	Fees and Expenses	83
11.15	Transfer Taxes	83
11.16	Severability	83
11.17	Assignment	84
11.18	Guarantee	84

Annex A-1	Non-Competition Agreements
Annex A-2	Non-Solicitation Agreements
Annex A-3	Employment Agreements
Annex B	Form of Written Consent
Annex C	Form of Escrow Agreement
Annex D	Letter of Transmittal

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 4, 2020 (this “Agreement”), by and among BACKLOTCARS, INC., a Delaware corporation (the “Company”), ADESA, INC., a Delaware corporation (“Parent”), SHOWROOM MERGER SUB, INC., a Delaware corporation wholly owned by Parent (“Merger Sub”), solely in its capacity as representative, agent and attorney-in-fact of the Holders, SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company (the “Stockholder Representative”), and, solely for purposes of Section 11.18, KAR AUCTION SERVICES, INC., a Delaware corporation (the “Ultimate Parent Entity”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company have (a) determined that the merger of Merger Sub with and into the Company (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, is advisable and fair to, and in the best interests of, their respective stockholders and (b) approved this Agreement and the transactions contemplated hereby, including the Merger, pursuant to the Delaware General Corporation Law (the “DGCL”);

WHEREAS, following the execution and delivery of this Agreement and as a condition and material inducement to Parent to enter into this Agreement, the Company has agreed to use reasonable best efforts to obtain a written consent from certain Stockholders of the Company (the “Voting Stockholders”) pursuant to which such Stockholders will approve and adopt this Agreement in accordance with Section 228 and Section 251(c) of the DGCL as more particularly set forth herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Holders identified on Annex A-1 is executing a non-competition, non-solicitation, confidentiality and release agreement with Parent, to become effective upon the Closing (each, a “Non-Competition Agreement”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the Holders identified on Annex A-2 is executing a non-solicitation, confidentiality and release agreement with Parent, to become effective upon the Closing (collectively with the Non-Competition Agreements, the “Restrictive Covenant Agreements”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the employees identified on Annex A-3 is executing an employment agreement regarding continued employment with Parent following the Closing, to become effective upon the Closing (each, an “Employment Agreement”); and

WHEREAS, the Company, Parent, Merger Sub and the Stockholder Representative desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article I

Definitions; Interpretation

1.1            Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Accounting Principles” means GAAP and, solely to the extent consistent with GAAP, the Company’s accounting practices, principles and methodologies employed in the preparation of the Financial Statements. Schedule 1.1(a) sets forth an illustrative calculation of Net Working Capital.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Aggregate Exercise Price” means the sum of the exercise prices for all vested In the Money Company Options.

“Aggregate ISO Loan Repayment Amount” means the sum of the ISO Loan Repayment Amounts owed by all Holders of vested In the Money Company Options.

“Aggregate Merger Consideration” means an aggregate amount in cash equal to (a) $425,000,000, minus (b) the Merger Consideration Adjustment Amount.

“Alternative Proposal” means any inquiry, proposal or offer (whether or not conditioned and whether or not in writing), with respect to any (a) merger, consolidation, share exchange, other business combination or similar transaction involving the Company; (b) sale, lease, contribution or other disposition, directly or indirectly, of any business or assets of the Company representing one percent (1%) or more of the consolidated revenues, net income or assets of the Company; (c) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing one percent (1%) or more of the voting power of the Company; (d) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns, or has the right to acquire beneficial ownership of, one percent (1%) or more of the Company Shares or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing one percent (1%) or more of the voting power of the Company; or (e) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

“Balance Sheet Cash” means the amount of cash and cash equivalents owned by the Company or any of its Subsidiaries on a consolidated basis (net of issued but uncleared checks and drafts, but including checks and other wire transfers and drafts deposited or available for the account of the Company and deposits in transit, to the extent later cleared), which will be calculated in accordance with GAAP; provided, however that Balance Sheet Cash shall in no event include any Restricted Cash or Balance Sheet Cash that is denominated in a currency other than United States dollars or that is held outside of the United States. For the avoidance of doubt, Balance Sheet Cash will be calculated by disregarding any portion of the Aggregate Exercise Price and any portion of the Aggregate ISO Loan Repayment Amount.

“Beneficial Owner Declaration” means a declaration that the Company is compliant with Uruguayan Law 19,484 and that between the last registration of beneficial owners in the Central Bank of Uruguay and the Closing Date there has been no changes.

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the County of New York.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended, and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations.

“CARES Act Terms” means all terms and conditions established by any Governmental Entity for the receipt of any funds under any CARES Act Program.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and any rules or regulations promulgated thereunder.

“Closing Company Indebtedness” means an amount in cash equal to the sum of all Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing (without duplication of any amount included as Company Transaction Expenses).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Affiliated Group” means any Affiliated Group that has the Company or any of its Subsidiaries as its common parent.

“Company Closing Certificate” means a certificate signed by the Chief Executive Officer of the Company certifying on behalf of the Company as to the matters set forth in Sections 8.2(a), 8.2(b), 8.2(c), 8.2(e) and 8.2(f).

“Company Equity Awards” means Company Options and Company Restricted Shares, collectively.

“Company Fundamental Representations” means the Company’s representations and warranties set forth in the first sentence of Section 6.1(a), Section 6.1(b)(i), Section 6.1(c), Section 6.1(d)(ii)(B), Section 6.1(m)(ii), the first three sentences of Section 6.1(q)(i) and Section 6.1(y).

“Company Option” means each outstanding option to purchase Company Shares granted under the Company Stock Plan.

“Company Option Holder” means each holder of Company Options.

“Company Preferred Shares” means the shares of Preferred Stock (of any class or series) of the Company that are issued outstanding as of the applicable time of determination.

“Company Restricted Share” means each outstanding restricted Company Share granted under the Company Stock Plan.

“Company Shares” means the shares of common stock, par value $0.00001 per share, of the Company (including, for the avoidance of doubt, Company Restricted Shares).

“Company Stock Plan” means the Company’s 2015 Stock Option and Grant Plan, including all amendments thereto.

“Company Transaction Expenses” means: (a) all fees and expenses payable by the Company or any of its Subsidiaries to any attorneys, accountants, investment bankers, financial advisors or other vendors for services performed in connection with the preparation, negotiation and execution of this Agreement and the transactions contemplated by this Agreement outstanding as of the Closing or payable after the Closing; (b) any transaction, severance, retention or change in control bonuses or similar payments to employees, officers, directors or other service providers payable by the Company or any of its Subsidiaries solely as a result of the consummation of the transactions contemplated by this Agreement, in each case, to the extent outstanding as of the Closing or payable after the Closing; (c) any Payroll Taxes payable by the Company or any of its Subsidiaries and attributable to either (i) the payment of any portion of the Aggregate Merger Consideration in accordance with this Agreement or (ii) the making of any of the payments described in the foregoing clause (b); (d) fifty percent (50%) of the fees and expenses of the Paying Agent; (e) the fees and expenses of the Stockholder Representative owed by the Company prior to or as of the Closing; (f) the costs and expenses of obtaining the Tail Policies; and (g) any Uruguayan Reorganization Costs.

“Confidential Data” means all data for which the Company or any Subsidiary is required by Law, Contract or privacy policy to safeguard and/or keep confidential or private, including all such data transmitted to the Company or any Subsidiary by customers of or other Persons that interact with the Company or any Subsidiary.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 21, 2020, between Parent and the Company.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation that is legally binding, in each case, whether written or oral.

“Convertible Securities” means any convertible securities issued pursuant to that certain Convertible Securities Purchase Agreement dated as of April 17, 2020, by and among the Company and those certain investors listed therein.

“COVID-19” means SARS-CoV-2 (severe acute respiratory syndrome coronavirus 2), coronavirus disease or COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act.

“Credit Facilities” means that certain Loan and Security Agreement, dated as of October 10, 2019, by and between the Company and Silicon Valley Bank.

“Data Room” means the virtual data room established by the Company in connection with this Agreement and hosted at Intralinks.com.

“Distributable Amount” means an amount equal to (a) the Month-End Net Working Capital, plus (b) the Month-End Balance Sheet Cash, minus (c) $3,000,000.

“Environmental Law” means any Law concerning the handling, use or disposal of any Hazardous Substance or the protection of natural resources, the environment, or human health and safety, including CERCLA, the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq. and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., Section 47 of the Uruguayan Constitution and Uruguayan laws 16,466, 17,283 and Decree 349/005.

“Escrow Agent” means Wells Fargo N.A., in its capacity as Escrow Agent pursuant to the Escrow Agreement.

“Escrow Amount” means $1,500,000.

“Families First Act” means the Families First Coronavirus Response Act (H.R. 6201) (together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof).

“Flow-Thru Entity” means (a) any entity, plan or arrangement that is treated for Income Tax purposes as a partnership, (b) a “controlled foreign corporation” within the meaning of Section 957 of the Code, or (c) a “passive foreign investment corporation” within the meaning of Section 1297 of the Code.

“Fraud” means, with respect to any Person: (a) intentional common law fraud under Delaware law by such Person with respect to the making of one or more representations or warranties contained in this Agreement or any document, certificate or agreement delivered in connection with this Agreement; (b) such Person’s aiding or abetting of another Person in the commission of the type of fraud described in the foregoing clause (a); or (c) such Person’s knowledge of the commission by another Person of the type of fraud described in the foregoing clause (a).

“Fully Diluted Shares” means the sum of (a) the aggregate number of Company Shares issued and outstanding immediately prior to the Effective Time (including, for the avoidance of doubt, Company Restricted Shares), plus (b) the aggregate number of Company Shares underlying the vested In the Money Company Options as of immediately prior to the Effective Time, plus (c) the aggregate number of Company Preferred Shares issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Shares basis), minus (d) the aggregate number of Excluded Shares as of immediately prior to the Effective Time. For the avoidance of doubt, Fully Diluted Shares issued and outstanding immediately prior to the Effective Time shall include Company Preferred Shares and Company Shares issuable upon conversion of the Convertible Securities immediately prior to the Effective Time except to the extent that any holders of such Convertible Securities have elected to be repaid their principal in lieu of conversion into Company Preferred Shares or Company Shares in accordance with the terms of such Convertible Securities.

“GAAP” means United States generally accepted accounting principles.

“Governing Documents” means, with respect to any Person, such Person’s articles of organization, articles of incorporation, certificate of incorporation, bylaws, certificate of formation, limited liability company agreement, stockholders’ agreement, partnership agreement, trust agreement, deed of trust, declaration of trust and/or similar governing documents, as applicable.

“Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, department, board, bureau, court, tribunal or other legislative, executive or judicial governmental entity or instrumentality.

“Hazardous Substance” means any wastes, substances, radiation, compound, chemicals or materials (whether solids, liquids or gases) that are listed, regulated or defined under any Environmental Law as hazardous, toxic, carcinogenic, or words of similar meaning or effect, including “hazardous substances” listed under CERCLA, petroleum or any derivatives thereof, urea formaldehyde foam insulation, toxic mold, polychlorinated biphenyls, friable asbestos and per- and polyfluoroalkyl substances.

“Holders” means the Stockholders and Company Option Holders, collectively.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means any Tax imposed on or measured by reference to overall gross or net income or receipts (however denominated), including franchise and withholding Taxes imposed in lieu of Taxes denominated as “income taxes.”

“Indebtedness” means, with respect to any Person, without duplication, as of the date or time of determination, (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person issued or assumed as the deferred purchase price of assets, services or securities (including “earn-out” obligations, purchase price adjustments and seller notes), (d) all lease obligations of such Person for real or personal property that have been, or are required under the Accounting Principles to be, capitalized on the books and records of such Person, (e) all obligations of such Person under interest rate, currency or commodity derivatives or hedging, derivative, swap, cap or collar transactions or similar arrangements (determined as if such instrument were terminated at the applicable date or time of determination), (f) such Person’s reimbursement and other obligations, contingent or otherwise, to any obligor with respect to letters of credit and bankers’ acceptances, surety bonds and similar instruments, to the extent drawn upon, (g) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly-owned Subsidiary of such Person, (h) any distributions or dividends payable, loans or advances payable or any other amount payable to the Holders or any of their Affiliates (other than pursuant to this Agreement), (i) all amounts required to be paid to satisfy and discharge all obligations with respect to the Convertible Securities in connection with the consummation of the Merger (except to the extent the Convertible Securities have been converted into Company Preferred Shares or Company Shares in accordance with their terms as of immediately prior to the Effective Time), and (j) any accrued and unpaid interest, fees and other expenses owed by such Person with respect to the foregoing items (a) through (i), including termination and prepayment or other premium penalties, make-whole payments, and breakage costs (assuming that the underlying Indebtedness were repaid and discharged in full, and such amounts were incurred, as of the Effective Time). Notwithstanding the foregoing, Indebtedness shall be deemed not to include any amounts owed under the Credit Facilities to the extent such Indebtedness was incurred in connection with the Company’s “float” business.

“Intellectual Property” means all (a) trademarks, service marks, certification marks, trade dress, logos, slogans and other indicia of origin, all registrations and applications for any of the foregoing, all extensions and renewals thereof and all goodwill associated with any of the foregoing (collectively, “Marks”), (b) patents, utility models, industrial design registrations and applications for any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, extensions, substitutions, renewals, reexaminations, reissues, additions, any supplementary certificates of protection of or to any of the foregoing, and any registrations or applications for registration of any of the foregoing (collectively, “Patents”), (c) copyrights, mask works and any works of authorship, including literary works and all forms of Software, website content, marketing materials, advertising, all documentation related to any of the foregoing, and any registrations or applications for registration of any of the foregoing, renewals and extensions thereof and all moral rights associated with any of the foregoing (collectively, “Copyrights”), (d) trade secrets, know-how and other proprietary and confidential information, including technology, industrial and other designs, schematics, drawings, prototypes, models, inventions, invention disclosures, ideas, discoveries, improvements, proprietary rights, algorithms, source code, collections of data, data analytics, methods, processes, formulae, confidential and proprietary information, technical information and documentation, customer and client information, client and customer lists, franchises, plans, advertising records, techniques, instructions, research records, drawings, procedures, models, formulations, product roadmaps, business plans, marketing plans, customer lists and supplier lists, manuals and systems, data and research, whether or not patentable or copyrightable, and any other information which has actual or potential commercial value and is not available in the public domain, and any registrations or applications for registration of any of the foregoing (collectively, “Technology”), and (e) trade names, fictitious business names (d/b/a’s), telephone numbers, commercial symbols, internet domain names, URLs, social media accounts and registered user names and all other going concern value, intellectual property or proprietary right, whether or not subject to statutory registration or protection.

“In the Money Company Option” means a Company Option, whether or not vested, that is outstanding as of immediately prior to the Effective Time and has an exercise price per Company Share that, as of the Effective Time, is less than the Per Share Merger Consideration.

“ISO Loan Repayment Amount” means the total amount owed by a Holder to the Company as of immediately prior to the Effective Time under the promissory note issued in connection with the exercise of an Incentive Stock Option under the Company Stock Plan.

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used or held for use in the operation of the business of the Company or any of its Subsidiaries.

“Knowledge of Parent” means the actual knowledge, after due inquiry, of any of the officers of Parent.

“Knowledge of the Company” means the actual knowledge, after due inquiry, of any of [**], [**], [**], [**], [**], [**] or [**].

“Law” means any federal, state, local or foreign law, statute, code or ordinance, common law, or any rule, regulation, standard, Order, agency requirement or Permit of any Governmental Entity.

“Legal Proceeding” means any claim, action, cause of action or suit, petition, litigation, assessment, audit, arbitration, investigation, hearing, charge, complaint, grievance, demand, notice of violation or proceeding brought, conducted, commenced or heard by or before any Governmental Entity or arbitrator, whether civil, criminal, administrative, investigative or informal.

“Lien” means any lien, charge, mortgage, pledge, security interest, claim, easement, assessment or other encumbrance, including any “gravamen” or any “desmembramiento del dominio”.

“Material Adverse Effect” means any change, occurrence, development, effect or circumstance that, individually or taken together with any other changes, occurrences, developments, effects or circumstances, is or would reasonably be expected to be materially adverse to the financial condition, business or results of operations of the Company and its Subsidiaries (on a consolidated basis); provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether a Material Adverse Effect is occurring, has occurred or would be expected to occur:

(a)            changes, occurrences or developments or prospective changes, occurrences or developments in the economy; credit, capital, securities or financial markets; or political, regulatory or business conditions in the United States, including changes, occurrences or developments or prospective changes, occurrences or developments in interest rates;

(b)            changes, occurrences or developments or prospective changes, occurrences or developments that are the result of factors generally affecting the automotive remarketing industry in the United States;

(c)            any loss of, or adverse change, occurrence or development or prospective change, occurrence or development in, the relationship of the Company or its Subsidiaries, contractual or otherwise, with customers, employees, suppliers, distributors, financing sources, partners or similar relationships, but solely to the extent caused by the entry into, announcement, pendency or performance of the transactions contemplated by this Agreement, including the Merger, or resulting or arising from the identity of Parent or any of its Affiliates;

(d)            changes, occurrences or developments or prospective changes, occurrences or developments in GAAP, or in any Law of general applicability, including the repeal thereof, after the date of this Agreement;

(e)            any failure by the Company or any of its Subsidiaries to meet any projections, forecasts or budgets or estimates of revenues or earnings for any period (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any change, occurrence, development, effect or circumstance underlying such failure has resulted in a Material Adverse Effect);

(f)            any change, occurrence, development, effect or circumstance resulting from acts of war (whether or not declared), civil disobedience, hostilities, terrorism, military actions or the escalation of any of the foregoing (whether perpetrated or encouraged by a state or non-state actor or actors), including any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or similar public health event, or any national or international calamity or crisis, whether or not caused by any Person; or

(g)            any actions taken or not taken by Parent, Merger Sub or any of their respective Affiliates in breach of this Agreement;

provided further that, with respect to clauses (a), (b), (d) and (f), such change, occurrence, development, effect or circumstance or prospective change, occurrence, development, effect or circumstance shall be taken into account in determining whether a “Material Adverse Effect” has occurred or is occurring to the extent it disproportionately and adversely affects the Company and its Subsidiaries (on a consolidated basis) relative to other companies operating in the automotive remarketing industry in the United States (in which case only the incremental disproportionate impact may be taken into account, and then only then to the extent otherwise permitted by this definition).

“Measuring Time” means 11:59 p.m. (Eastern Time) on the last day of the most recent calendar month ended prior to the Closing Date.

“Month-End Balance Sheet Cash” means Balance Sheet Cash as of the Measuring Time.

“Net Working Capital” means an amount (which may be a positive or negative number) equal to, as of any time of determination: (a) the consolidated current assets of the Company and its Subsidiaries (excluding any Balance Sheet Cash, any portion of the Aggregate Exercise Price and any ISO Loan Repayment Amount), minus (b) the consolidated current liabilities of the Company and its Subsidiaries. Net Working Capital shall be determined in accordance with the Accounting Principles and shall include only those categories of current assets and current liabilities set forth in the illustrative calculation of Net Working Capital attached as Schedule 1.1(a).

“Nominee Share Purchase Documents” means, collectively: (a) a quota purchase agreement governed by Uruguayan law under which Josh Parsons shall sell, transfer, assign, convey and deliver, free and clear of any Liens, for cash consideration (payable in Uruguayan pesos) equal to $10, one quota of the Uruguayan Subsidiary to an entity which shall be designated by Parent, which quota purchase agreement shall be in form and substance reasonably satisfactory to Parent and which shall also amend the Governing Documents of the Uruguayan Subsidiary in order to change the administrator of such entity to a person to be designated by Parent; (b) a spousal consent from the spouse of Josh Parsons, if any, to the quota purchase agreement referred to in clause (a), if determined to be required under Law for a valid transfer, free and clear of Liens, of such quota; (c) an irrevocable power of attorney granted by Josh Parsons, apostilled and translated into Spanish by a Uruguayan public translator and registered in the private registry of a Uruguayan notary (protocolo) in which Josh Parsons empowers Parent and certain members of the law firm Guyer & Regules in Montevideo to perform all such acts and deliver all such documents as may be necessary or convenient to sell and perfect the transfer of his quota in the Uruguayan Subsidiary to such transferee as may be designated by Parent; (d) consent by the Company to the transfer of the quota in the Uruguayan Subsidiary as provided herein; and (e) such information and documents as may reasonably be required by Parent, including registration before the Uruguayan tax and social security authorities by Josh Parsons (if required) in order to perfect the transfer of the quota pertaining to Josh Parsons.

“Open Source Software” means (a) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software or open source software (e.g., software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License or the Apache Software License), or pursuant to similar licensing and distribution models; and (b) any software that requires as a condition of use, modification and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no or minimal charge.

“Order” means any writ, award, civil investigative demand, decision, injunction, decree, judgment, order, ruling, charge, subpoena, verdict or other restriction or inquiry entered, issued or made by any Governmental Entity (whether temporary, preliminary or permanent).

“Ordinary Course of Business” means the ordinary course of business of the Company and/or its applicable Subsidiary consistent with past custom and practice (disregarding any material effect attributable to COVID-19 or COVID-19 Measures); provided, that in no event shall any breach of Law or Contract, violation of any Permit or infringement or misappropriation of any Intellectual Property be considered to be in the ordinary course of business of the Company or any of its Subsidiaries.

“Parent Closing Certificate” means a certificate signed by the Chief Executive Officer of Parent certifying on behalf of Parent and Merger Sub as to the matters set forth in Sections 8.3(a) and 8.3(b).

“Payroll Taxes” means, with respect to any obligation, the employer portion of any social security, Medicare, unemployment or other payroll, employment or similar Taxes and employer national insurance contributions or similar obligations payable in connection therewith.

“Per Company Option Closing Payment” means, with respect to each vested In the Money Company Option, an amount in cash equal to (a) the product of (i) the Per Share Merger Consideration multiplied by (ii) the number of Company Shares underlying such vested In the Money Company Option, minus (b) the portion of the Aggregate Exercise Price attributable to such vested In the Money Company Option.

“Per Share Closing Payment” means an amount in cash equal to (a) the Per Share Merger Consideration minus (b) the quotient obtained by dividing (i) the Withheld Amounts by (ii) the number of Fully Diluted Shares.

“Per Share Merger Consideration” means an amount in cash equal to the quotient obtained by dividing (a) the sum of (i) the Aggregate Merger Consideration plus (ii) the Aggregate Exercise Price plus (iii) the Aggregate ISO Loan Repayment Amount, by (b) the number of Fully Diluted Shares.

“Permit” means licenses, permits, registrations, determinations, franchises, grants, authorizations, accreditations, consents, waivers, variances, approvals, orders and certificates from any Governmental Entity or self-regulatory body (including with respect to any COVID-19 Measures).

“Permitted Lien” means (a) any Lien for Taxes not yet due or delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the Ordinary Course of Business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; provided, that none of such Liens is reasonably likely to materially interfere with the use of the affected property in the operation of the Company’s or any of its Subsidiaries’ business in the Ordinary Course of Business, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e)  Liens relating to intercompany borrowings among a Person and its wholly owned Subsidiaries, (f) other Liens that would not be reasonably likely to materially interfere with the value or marketability of the affected property or with the use of the affected property in the operation of the Company’s or any of its Subsidiaries’ business in the Ordinary Course of Business or (g) any Lien securing the Credit Facilities.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means information that is defined as personal data, personal information or another similar term under any Privacy and Security Requirements.

“PPP Loan” means all liabilities and obligations under (a) that certain Promissory Note, dated as of April 9, 2020, made by the Company in favor of Community Bank of Raymore issued in connection with the SBA’s “Paycheck Protection Program” and (b) any other loan from, or liability or obligation of the Company and/or any of its Subsidiaries to, the SBA or any other Person under the CARES Act, “Paycheck Protection Program”, “Economic Stabilization Fund” or other SBA loan program.

“Pre-Closing Tax Period” means any Taxable period ending on or before the Closing Date.

“Privacy and Security Requirements” means, to the extent applicable to the Company or any of its Subsidiaries, (a) any Laws regulating the Processing of Protected Information including, without limitation, Section 5 of the Federal Trade Commission Act, all state Laws related to unfair or deceptive trade practices, the California Consumer Privacy Act and any implementing regulations therein, the Fair Credit Reporting Act, the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, all Laws related to online privacy policies, all Laws related to the Processing of driver’s license information, the Telephone Consumer Protection Act, the Illinois Biometric Information Privacy Act, Uruguayan laws 18,331, 19,670 and Decrees 414/009 and 64/020, all Laws related to faxes, telemarketing and text messaging, and all Laws related to breach notification; (b) all Contracts between the Company or one of its Subsidiaries and any Person that is applicable to the Processing of Protected Information; and (c) all policies and procedures applicable to the Company or one of its Subsidiaries relating to the Processing of Protected Information including without limitation all website and mobile application privacy policies and internal information security procedures.

“Pro Rata Share” means, with respect to any Holder, the quotient of (a) the number of Fully Diluted Shares owned by such Holder immediately prior to the Effective Time divided by (b) the total number of Fully Diluted Shares owned by all Holders immediately prior to the Effective Time.

“Process” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Protected Information” means Personal Data and Confidential Data.

“Representatives” means, with respect to any Person, the directors, officers, employees, agents, attorneys, accountants, bankers and other advisors or representatives of such Person.

“Required Stockholder Approval” means the affirmative vote or written consent of the holders of (a) at least a majority of the issued and outstanding Company Shares and Company Preferred Shares (voting together as a single class on an as-converted to Company Shares basis) and (b) at least a majority of the issued and outstanding Company Preferred Shares (voting together as a single class on an as-converted to Company Shares basis).

“Restricted Cash” means any cash or cash equivalent that is not freely usable by the Company because it is subject to restrictions, limitations or Taxes on use or distribution by any Law, contract or otherwise, including (a) restrictions on dividends and repatriations or any other form of restriction (including if subject to incremental costs, expenses, penalties, Taxes or other amounts to be incurred in respect of any such distribution), (b) amounts held in escrow, in reserve pursuant to any letter of credit or otherwise as collateral or (c) amounts that are deposited with a third party (other than a bank or similar financial institution).

“RWI Policy” means an insurance policy purchased by Parent to insure itself against breaches by the Company of its representations or warranties set forth in this Agreement.

“Security Breach” means any (a) security breach or breach of Protected Information under applicable Privacy and Security Requirements or other unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of Protected Information; or (b) unauthorized interference with system operations of IT Assets, including any phishing incident or ransomware attack.

“Software” means all computer software and databases, including source code and object code, development tools, comments, user interfaces, menus, buttons and icons, and all files, data, scripts, application programming interfaces, manuals, design notes, programmers’ notes, architecture, algorithms and other items and documentation related thereto or associated therewith, and any derivative works, foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof; and all media and other tangible property necessary for the delivery or transfer thereof.

“Spreadsheet” means a spreadsheet which shall be certified as complete and correct by the Chief Executive Officer of the Company on behalf of the Company, and which shall be in a form to be agreed upon by Parent and the Company, which shall include, as of immediately prior to the Effective Time, (a) the names of all Holders, (b) the number and type of Company Shares (including the portion thereof consisting of Company Restricted Shares) and Company Preferred Shares held by each Stockholder, (c) the number of vested In the Money Company Options held by each Holder, the exercise price per Company Share for each such vested In the Money Company Option and the portion of the Aggregate Exercise Price attributable to the vested In the Money Company Options held by each Holder, (d) the aggregate Per Share Closing Payment to be paid to each Holder in respect of its Company Shares (including the portion thereof to be paid in respect of such Holder’s Company Restricted Shares) and/or Company Preferred Shares, (e) the ISO Loan Repayment Amount owed by any Holder, (f) the aggregate Per Company Option Closing Payments to be paid to each Holder in respect of vested In the Money Company Options, (g) the amount of the Aggregate Exercise Price, (h) the portion of the Stockholder Representative Expenses Holdback Amount to be deposited on behalf of each Holder, (i) the portion of the Escrow Amount to be deposited with the Escrow Agent on behalf of each Holder and (j) an indication of whether and to what extent each Holder is to be paid via the Paying Agent or via the payroll system of the Company or one of its Subsidiaries.

“Stockholder” means a record holder of Company Shares (including, for the avoidance of doubt, Company Restricted Shares) and/or Company Preferred Shares.

“Stockholder Representative Expenses Holdback Amount” means $250,000.

“Straddle Period” means any Taxable period that begins before or on the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries. Notwithstanding the foregoing, for all purposes of this Agreement, the term “Subsidiary” shall include the Uruguayan Business, whether or not operated by, through or on behalf of the Uruguayan Subsidiary.

“Superior Proposal” means a bona fide Alternative Proposal (with references to one percent (1%) being deemed to be replaced with references to fifty percent (50%)), which the board of directors of the Company has determined in good faith, after consultation with its outside legal counsel and its financial advisors, to be more favorable to the Stockholders from a financial point of view than the Merger; provided, that, in order to constitute a Superior Proposal, such Alternative Proposal may not include a financing condition (and, if financing is required, such financing is then fully committed and not subject to any condition except for conditions substantially similar to those set forth in Section 8.1 and Section 8.2) or any other closing condition (except for closing conditions substantially similar to those set forth in Section 8.1 and Section 8.2, and in each case, on terms no less favorable to the Company than those set forth in Section 8.1 and Section 8.2).

“Tax” any net or gross income, net or gross receipts, net or gross proceeds, capital gains, capital stock, sales, use, user, leasing, lease, transfer, natural resources, premium, ad valorem, value added, franchise, profits, gaming, license, capital, withholding, payroll or other employment, estimated, goods and services, severance, excise, stamp, fuel, interest equalization, registration, recording, occupation, premium, turnover, personal property (tangible and intangible), real property, unclaimed or abandoned property, alternative or add-on, windfall or excess profits, environmental (including Section 59A of the Code), social security, disability, unemployment or other tax or customs duties or amount imposed by (or otherwise payable to) any Governmental Entity, or any interest, any penalties, additions to tax or additional amounts assessed, imposed, or otherwise due or payable under applicable Laws with respect to taxes, in each case, whether disputed or not.

“Tax Return” includes all returns and reports (including elections, declarations, disclosures, attachments, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Uruguayan Business” means the business of the Company and its Subsidiaries, as conducted at any time from or within the Republic of Uruguay, whether by, through or otherwise on behalf of the Company, the Uruguayan Subsidiary and/or a sole proprietorship of Fabricio Solanes, or any successor thereto in connection with the Uruguayan Reorganization.

“Uruguayan Reorganization Costs” means the aggregate amount of all fees, costs, expenses, fines, penalties and Taxes (a) incurred by the Company and its Subsidiaries in connection with the Uruguayan Reorganization as of the Effective Time or (b) as are, as of the Effective Time, reasonably expected to be incurred by the Company and its Subsidiaries in connection with the Uruguayan Reorganization between the Effective Time and the time of the full and final consummation of the Uruguayan Reorganization.

“Uruguayan Subsidiary” means Backlotcars UY S.R.L, a limited liability company organized under the Laws of the Republic of Uruguay.

“Withheld Amounts” means, collectively, the Stockholder Representative Expenses Holdback Amount and the Escrow Amount.

“Written Consent” means the written consent constituting the Required Stockholder Approval and executed by the Voting Stockholders with respect to all Company Shares and Company Preferred Shares held of record by such Stockholders, in the form attached hereto as Annex B.

1.2            Additional Definitions. For purposes of this Agreement, each of the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section

280G Stockholder Vote	7.5(e)
Aggregate Closing Consideration	3.2(f)
Agreement	Preamble
Balance Sheet Cash Statement	7.15
Balance Sheet Date	6.1(e)(i)
Burdensome Condition	7.2(d)(ii)
Bylaws	4.2
CARES Act Program	6.1(z)
Certificate of Merger	2.3
Charges	11.5(a)
Charter	4.1
Chosen Courts	11.8(a)
Closing	2.2
Closing Date	2.2
Closing Payment Fund	5.8(a)
Company	Preamble
Company 401(k) Plan	7.5(c)
Company Benefit Plans	6.1(h)(i)
Company Disclosure Letter	6.1
Company Indemnified Parties	7.6(a)
Company Intellectual Property	6.1(q)(i)
Company Material Contract	6.1(k)(i)
Company Prepared Returns	10.1(a)
Company Real Property	6.1(l)(ii)
Company Real Property Leases	6.1(l)(ii)
Company Restricted Share Payment	5.5(b)
Competing Business	6.1(u)
Confidential Communications	11.6(c)
Continuing Employee	7.5(a)
DGCL	Recitals
Dissenting Shares	5.4(a)
Dissenting Stockholders	5.4(a)
Effective Time	2.3
Employment Agreements	Recitals
ERISA	6.1(h)(i)
ERISA Affiliate	6.1(h)(iii)
ERISA Plan	6.1(h)(ii)
Escrow Agreement	5.7(a)
Escrow Funds	5.7(a)
Escrow Period	5.7(a)
Estimated Closing Statement	5.2
Estimated Merger Consideration Adjustment Amount	5.2
Excluded Shares	5.4(a)
Final Closing Statement	5.3(a)
Final Merger Consideration Adjustment Amount	5.3(f)
Financial Statements	6.1(e)(i)
FLSA	6.1(i)(v)
Government Antitrust Entity	7.2(d)(i)
Guaranteed Obligations	11.18(a)
Holdback Distribution Amount	11.5(a)
HSR Clearance	8.1(b)
Information Statement	7.8
Latest Balance Sheet	6.1(e)(i)

Letter of Transmittal	5.8(b)
Material Customer	6.1(t)(i)
Material Vendor	6.1(t)(ii)
Merger	Recitals
Merger Consideration Adjustment Amount	5.1(a)
Merger Sub	Preamble
Month-End Net Working Capital	7.15
Multiemployer Plans	6.1(h)(ii)
Net Working Capital Statement	7.15
Non-Competition Agreements	Recitals
Non-Party Affiliate	11.11
Objection Notice	5.3(b)
Outside Date	9.1(b)
Owned Intellectual Property	6.1(q)(i)
Parachute Payment	7.5(d)
Parent	Preamble
Parent 401(k) Plan	7.5(c)
Parent Termination Fee	9.3(a)
Parent Parties	11.6(a)
Paying Agent	5.8(a)
Paying Agent Agreement	5.8(a)
Payoff Letters	5.10
Related Party	6.1(u)
Representative Losses	11.5(f)
Restrictive Covenant Agreements	Recitals
Seller Parties	9.3(b)
Stinson	11.6(b)
Stockholder Representative	Preamble
Surviving Corporation	2.1
Tail Policies	7.6(c)
Takeover Statute	6.1(n)
Tangible Property	6.1(m)(i)
Uruguayan Reorganization	7.13
Ultimate Parent Entity	Preamble
Voting Stockholders	Recitals
Written Consent Delivery Period	7.2(e)

1.3            Other Definitional Provisions; Interpretation.

(a)            Unless the context expressly otherwise requires:

(i)            the words “hereof,” “hereto,” “herein,” and “hereunder,” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(ii)           the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(iii)          the terms “Dollars” and “$” mean United States Dollars;

(iv)          except as otherwise expressly stated, references herein to a specific Article, Section, or Annex shall refer, respectively, to Articles and Sections of, and Annexes to, this Agreement;

(v)           wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(vi)          the term “or” will not be deemed to be exclusive;

(vii)         references herein to any gender include the other gender;

(viii)        all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”;

(ix)          the phrase “made available to” and phrases of similar import mean, with respect to any information, document or other material relating to the Company or any of its Subsidiaries, that such information, document or material was made available for review by Parent and its Representatives in the Data Room at least two (2) Business Days prior to the date of this Agreement; and

(x)           any Law defined or referred to herein will refer to such Law as amended and the rules and regulations promulgated thereunder.

(b)            The table of contents, captions and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(c)            The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d)            Matters reflected in any Section of this Agreement, including any section or subsection of the Company Disclosure Letter, are not necessarily limited to matters required by this Agreement to be so reflected. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any section or subsection of the Company Disclosure Letter, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement or the Company Disclosure Letter. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any Contract or Law shall be construed as an admission or indication that breach or violation exists or has actually occurred.

(e)            If any party has breached any representation, warranty, covenant or agreement contained herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty, covenant or agreement.

Article II

The Merger; Closing; Effective Time

2.1            The Merger. On the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 2.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company shall continue unaffected by the Merger, except as set forth in Article IV. The Merger shall have the effects specified in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.2            Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Stinson LLP, 1201 Walnut Street, Suite 2900, Kansas City, Missouri 64106, at 9:00 a.m. (Central Time) on the date (the “Closing Date”) that is the second (2nd) Business Day following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

2.3            Effective Time. As soon as practicable following the Closing, the parties hereto shall cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

Article III

Closing Deliveries and Actions

3.1            Deliveries and Actions by the Company at the Closing. At or prior to the Closing:

(a)            the Company shall deliver, or cause to be delivered, to Parent the Company Closing Certificate;

(b)            the Company shall deliver, or cause to be delivered, to Parent the counterpart of the Paying Agent Agreement duly executed by the Stockholder Representative and the Paying Agent;

(c)            the Company shall deliver, or cause to be delivered, to Parent the counterpart of the Escrow Agreement duly executed by the Stockholder Representative;

(d)            the Company shall deliver, or cause to be delivered, to Parent a certificate satisfying the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c), certifying that the Company Shares and the Company Preferred Shares as of the Closing Date (and at all times during the applicable period ending as of the Closing Date) are not a “United States real property interest” within the meaning of Section 897(c) of the Code;

(e)            the Company shall deliver to Parent a certificate, dated no more than five (5) days prior to the Closing Date, of the Secretary of State of the State of Delaware and each other state where the Company is qualified to do business stating that the Company is in good standing in such jurisdiction(s);

(f)            the Company shall deliver to Parent evidence of the termination of the Contracts set forth on Schedule 3.1(f);

(g)            the Company shall have delivered the Spreadsheet in accordance with Section 7.9;

(h)            the Company shall deliver to Parent evidence reasonably satisfactory to Parent that the Company and the Board have taken all necessary action to terminate the Company Stock Plan effective as of the Effective Time and for any and all Company Equity Awards to be treated thereafter solely in the manner provided in this Agreement;

(i)            the Company shall cause to be delivered to Parent resignations, effective as of the Effective Time, of each officer and director of the Company and its Subsidiaries (unless otherwise indicated by Parent);

(j)            the Company shall deliver to Parent each of the Payoff Letters in accordance with Section 5.10;

(k)            the Company shall deliver to Parent the Nominee Share Transfer Documents and the Beneficial Owner Declaration;

(l)            the Company shall deliver to Parent copies of the confirmatory assignments to the Company of Intellectual Property developed by the signatories thereto, duly executed by each of the employees and contractors of the Company and its Subsidiaries that are identified on Schedule 3.1(l), in each case, in a form reasonably acceptable to Parent;

(m)            the Company shall deliver to Parent a certificate, executed by a duly authorized officer of the Company: (i) attaching documentary evidence that the Company has complied with the covenant contained in Section 7.14 prior to the Closing and (ii) certifying that the Company possesses all user names, passcodes and other credentials necessary to manage, maintain and transfer ownership of all domain names that the Company uses in its business;

(n)            the Company shall deliver to Parent a copy of the employment agreement and restrictive covenant agreement, duly executed by Jason Houseworth, in a form reasonably acceptable to Parent;

(o)            the Company shall deliver to Parent evidence of the obtainment of the Tail Policies; and

(p)            the Company shall deliver to Parent an electronic copy, in the form of a USB drive, of the Data Room as of the Closing Date.

3.2            Deliveries and Actions by Parent at the Closing. At or prior to the Closing:

(a)            Parent shall deliver, or cause to be delivered, to the Company the Parent Closing Certificate;

(b)            Parent shall deliver, or cause to be delivered, to the Company the counterpart of the Paying Agent Agreement duly executed by Parent;

(c)            Parent shall deliver, or cause to be delivered, to the Company the counterpart of the Escrow Agreement duly executed by Parent;

(d)            pursuant to Section 5.6, Parent shall, on behalf of the Holders, deliver to the Stockholder Representative, the portion of the Aggregate Merger Consideration constituting the Stockholder Representative Expenses Holdback Amount;

(e)            pursuant to Section 5.6, Parent shall, on behalf of the Holders, deliver to the Escrow Agent the portion of the Aggregate Merger Consideration constituting the Escrow Amount;

(f)            pursuant to Section 5.8(a), Parent shall deliver to the Paying Agent, for the benefit of the Holders, an amount in cash equal to (i) the Aggregate Merger Consideration, minus (ii) the Withheld Amounts (collectively, the “Aggregate Closing Consideration”);

(g)            Parent shall pay the Company Transaction Expenses by wire transfer of immediately available funds to each of the applicable payees thereof for which wire transfer instructions have been delivered to Parent by the Company at least three (3) Business Days prior to the Closing Date; and

(h)            pursuant to Section 5.10, Parent shall pay, or shall cause one or more of its Subsidiaries to pay, the applicable payoff amounts in respect of each of the Credit Facilities in accordance with the applicable Payoff Letter.

Article IV

Certificate of Incorporation, Bylaws and Directors and Officers of the Surviving Corporation

4.1            Certificate of Incorporation. The certificate of incorporation of the Company shall be amended and restated in its entirety as set forth in Exhibit A to the Certificate of Merger and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter amended in accordance with the DGCL.

4.2            Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended in accordance with the Charter and the DGCL.

4.3            Directors and Officers of the Surviving Corporation. The (a) directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws and (b) officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

Article V

Merger Consideration; Effects of the Merger

5.1            Merger Consideration.

(a)            Merger Consideration Adjustment Amount. The “Merger Consideration Adjustment Amount” shall be an aggregate amount equal to the sum of (i) the amount of the Closing Company Indebtedness, plus (ii) the amount of the Company Transaction Expenses.

(b)            Calculation of Merger Consideration Adjustment Amount. The Merger Consideration Adjustment Amount shall be determined on an estimated basis at Closing pursuant to Section 5.2 and then reconciled and adjusted after the Closing based on the Final Closing Statement as set forth in Section 5.3. As used in this Agreement, references to the term “Merger Consideration Adjustment Amount” mean (i) at the Closing and at all times thereafter until the Final Merger Consideration Adjustment Amount is determined, the Estimated Merger Consideration Adjustment Amount; and (ii) at such time as the Final Merger Consideration is determined and at all times thereafter, the Final Merger Consideration Adjustment Amount. Any adjustments, additions or subtractions to the Merger Consideration Adjustment Amount shall be made without duplication.

5.2            Estimated Closing Statement. Not less than five (5) Business Days prior to the expected Closing Date, the Company shall deliver to Parent a reasonably detailed statement (the “Estimated Closing Statement”), including supporting documentation, containing the Company’s (i) good faith estimates of the Closing Company Indebtedness and Company Transaction Expenses and (ii) calculation of the Merger Consideration Adjustment Amount (based on the Company’s good faith estimates of the Closing Company Indebtedness and Company Transaction Expenses) (the “Estimated Merger Consideration Adjustment Amount”). The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles and be based upon the books and records of the Company and other information then available. The Company shall cooperate with Parent in its review of the Estimated Closing Statement and consider in good faith any reasonable changes thereto that Parent may suggest.

5.3            Final Closing Statement.

(a)            Within sixty (60) days following the Closing, Parent shall prepare and deliver to the Stockholder Representative a reasonably detailed statement (the “Final Closing Statement”) containing its final determination of the Closing Company Indebtedness and Company Transaction Expenses and its final calculation of the Merger Consideration Adjustment Amount based on such final determination, including such schedules and data as may be reasonably necessary to support such determinations. Parent and the Surviving Corporation shall provide the Stockholder Representative and its Representatives with the opportunity to review all work papers and documentation used by Parent in preparing the Final Closing Statement.

(b)            If the Stockholder Representative objects to Parent’s determination of the Closing Company Indebtedness or Company Transaction Expenses, as reflected in the Final Closing Statement, the Stockholder Representative shall notify Parent in writing of such objection(s) within thirty (30) days after receipt of the Final Closing Statement from the Surviving Corporation (an “Objection Notice”). The Objection Notice shall specify the items or amounts contained in the Final Closing Statement that are being disputed and describe in reasonable detail the basis for such disputes, including the Stockholder Representative’s calculation of any such amounts.

(c)            If the Stockholder Representative delivers an Objection Notice with respect to one or more items in the Final Closing Statement in accordance with Section 5.3(b), then the Stockholder Representative and Parent shall use their respective commercially reasonable efforts to resolve such disputed items.

(d)            In the event that Parent and the Stockholder Representative are unable to resolve the disputed items within thirty (30) days after delivery of the Objection Notice, either Parent or the Stockholder Representative may demand that such disputed items be referred to an independent accounting firm of nationally recognized standing as is mutually acceptable to Parent and the Stockholder Representative to finally resolve such disputed items. The independent accounting firm shall act as an expert and not an arbitrator, and shall consider only those items or amounts in the Final Closing Statement as to which the Stockholder Representative has disagreed and shall not assign a value to any such item or amount that is (i) greater than the greatest value for such item or amount assigned by Parent in the Final Closing Statement, on the one hand, or the Stockholder Representative in the Objection Notice, on the other hand or (ii) less than the smallest value for such item or amount assigned by Parent in the Final Closing Statement, on the one hand, or the Stockholder Representative in the Objection Notice, on the other hand. The determination of such independent accounting firm shall be made as promptly as possible and shall be final and binding upon Parent and the Stockholder Representative, absent manifest error. Parent and the Stockholder Representative shall be permitted to submit such data and information to such independent accounting firm as such parties deem appropriate. Parent and the Stockholder Representative, on behalf of the Holders, shall each pay their own costs and expenses incurred under this Section. All expenses and fees of the independent accounting firm shall be borne in accordance with the percentage of the aggregate disputed amounts awarded to Parent, on the one hand, and the Stockholder Representative, on behalf of the Holders, on the other hand, as a result of such accounting firm’s decision.

(e)            Parent and the Stockholder Representative shall, and shall cause their respective accountants to, cooperate and assist in the preparation of the Final Closing Statement and the calculation of the Merger Consideration Adjustment Amount and in the conduct of reviews referred to in this Section 5.3, including making available, to the extent reasonably necessary, books, records, work papers and personnel, subject to the execution of a customary confidentiality agreement with respect thereto.

(f)            The Closing Company Indebtedness and Company Transaction Expenses as determined pursuant to this Section 5.3 shall be used to determine the Final Merger Consideration Adjustment Amount in accordance with Section 5.1. For purposes of this agreement, “Final Merger Consideration Adjustment Amount” means the Merger Consideration Adjustment Amount (x) as shown in Parent’s Final Closing Statement, if no Objection Notice with respect thereto is duly and timely delivered pursuant to Section 5.3(b), or (y) if an Objection Notice is duly and timely delivered, (A) as agreed by Parent and the Stockholder Representative or (B) in the absence of such agreement, as shown in the independent accounting firm’s calculation delivered pursuant to Section 5.3(d). Once the Final Merger Consideration Adjustment Amount is determined in accordance with Section 5.1 and this Section 5.3, the following shall occur:

(i)            if the Estimated Merger Consideration Adjustment Amount exceeds the Final Merger Consideration Adjustment Amount, (A) the Stockholder Representative shall deliver to Parent in writing the Stockholder Representative’s determination of the portion of such excess payable to each Holder in accordance with such Holder’s Pro Rata Share, (B) Parent shall deliver to the Paying Agent, for the benefit of the Holders, an amount in cash equal to the amount by which the Estimated Merger Consideration Adjustment Amount exceeds the Final Merger Consideration Adjustment Amount, and (C) following delivery of such written notice by the Stockholder Representative, Parent shall cause the Paying Agent to pay, in accordance with the Paying Agent Agreement, to each Holder entitled to receive a portion of such excess, the amount set forth in such notice (provided, that (x) the aggregate amount payable to all Holders pursuant to this Section 5.3(f)(i) shall not exceed the excess of the Estimated Merger Consideration Adjustment Amount over the Final Merger Consideration Adjustment Amount and (y) the amounts payable pursuant to this Section 5.3(f)(i) that are payable with respect to any Company Equity Award shall be paid to the Surviving Corporation and the Surviving Corporation shall pay over such amounts to the Holders of such Company Equity Awards through the payroll system of the Surviving Corporation on the first administratively practicable payroll date thereafter, less applicable Taxes required to be withheld with respect to such payments); or

(ii)            if the Final Merger Consideration Adjustment Amount exceeds the Estimated Merger Consideration Adjustment Amount, the Escrow Agent shall, pursuant to the terms of the Escrow Agreement, within three (3) Business Days of the determination of the Final Merger Consideration Adjustment Amount, pay or cause to be paid such excess by wire transfer of immediately available funds to a bank account designated in writing by Parent from the Escrow Funds (provided, that the aggregate amount payable to Parent pursuant to this Section 5.3(f)(ii) shall not exceed the Escrow Amount).

(g)            The Stockholder Representative shall revise the Spreadsheet to reflect any changes to the amounts reflected thereon resulting from changes in the Final Merger Consideration Adjustment Amount (as compared to the Estimated Merger Consideration Adjustment Amount) and shall provide such revised Spreadsheet to Parent promptly (but in any event within three (3) Business Days) following the determination of the Final Merger Consideration Adjustment Amount.

(h)            All payments made by Parent to the Holders pursuant to Section 5.3(f)(i), and all payments made to Parent by the Escrow Agent pursuant to Section 5.3(f)(ii), shall be treated as adjustments to the Aggregate Merger Consideration for Tax purposes.

5.4            Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or any Stockholder:

(a)            Conversion of Company Shares and Company Preferred Shares. Each Company Share (other than Company Restricted Shares, which are the subject of Section 5.5(b)) and each Company Preferred Share, in each case, that is issued and outstanding immediately prior to the Effective Time (other than (i) Company Shares or Company Preferred Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent, or Company Shares or Company Preferred Shares owned by the Company or any direct or indirect wholly owned Subsidiary of the Company, and in each case not held on behalf of third parties (the Company Shares and Company Preferred Shares referred to in this clause (i), the “Excluded Shares”), and (ii) Company Shares or Company Preferred Shares that are owned by Stockholders (“Dissenting Stockholders”) who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (the Company Shares and Company Preferred Shares referred to in this clause (ii), the “Dissenting Shares”)) shall be converted into the right to receive the Per Share Merger Consideration. At the Effective Time, all of the Company Shares (other than Company Restricted Shares, which are the subject of Section 5.5(b)) and Company Preferred Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each Company Share and each Company Preferred Share (other than Dissenting Shares, Excluded Shares and Company Restricted Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b)            Cancellation of Excluded Shares. Each Excluded Share, by virtue of the Merger and without any action on the part of the Holder of such Excluded Share, shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

(c)            Cancellation of Dissenting Shares. Each Dissenting Share, by virtue of the Merger and without any action on the part of the Holder of such Dissenting Share, shall cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights of the Dissenting Stockholders under Section 5.8(e).

(d)            Conversion of Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, any and all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the preceding sentence.

5.5            Treatment of Company Equity Awards.

(a)            Company Options. At the Effective Time, each In the Money Company Option (whether or not vested) shall, automatically and without any action on the part of the Holder thereof, be cancelled and each vested In the Money Option shall be converted into the right to receive, subject to the terms and conditions of this Agreement, an amount in cash equal to (i) the Per Company Option Closing Payment, plus (ii) such additional amounts (if any) payable in respect thereof pursuant to Section 5.3(f)(i), Section 5.7(b) or Section 11.5(a). Promptly following receipt of the applicable funds from the Paying Agent (and in any event within three (3) Business Days thereafter), Parent shall cause the Surviving Corporation to pay to each Company Option Holder, in immediately available funds through the payroll system of the Surviving Corporation, a cash amount equal to (i) the aggregate Per Company Option Closing Payments with respect to the vested In the Money Company Options held by such Holder minus (ii) the Pro Rata Share of the Withheld Amounts with respect to the vested In the Money Company Options held by such Holder, minus (iii) the ISO Loan Repayment Amount owed by such Holder, minus (iv) applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Option which has an exercise price per Company Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)            Company Restricted Shares. The Paying Agent shall provide to each Holder of Company Restricted Shares a Letter of Transmittal pursuant to Section 5.8(b). At the Effective Time, each Company Restricted Share shall, automatically and without any action on the part of the Holder thereof, accelerate in full and be cancelled and shall only entitle the Holder of such Company Restricted Shares to receive (without interest) an amount in cash (the “Company Restricted Share Payment”) equal to (i) the product of (A) the number of Company Restricted Shares held by such Holder multiplied by (B) the Per Share Closing Payment, less (ii) applicable Taxes required to be withheld with respect to such product of (A) and (B). Promptly following receipt of the applicable funds from the Paying Agent (and in any event within three (3) Business Days thereafter), Parent shall cause the Surviving Corporation to, subject to receipt of a properly completed and duly executed Letter of Transmittal from such Holder, pay to each Holder of Company Restricted Shares a cash amount in immediately available funds equal to the applicable Company Restricted Share Payment with respect to the Company Restricted Shares held by such Holder through the payroll system of the Surviving Corporation.

(c)            At or prior to the Effective Time, the Company, the board of directors of the Company or any duly authorized committee thereof shall adopt any resolutions and take any corporate or other action necessary to effectuate the provisions of Section 5.5.

5.6            Stockholder Representative Expenses Holdback Amount. On the Closing Date, on behalf of the Holders, Parent shall withhold from the Aggregate Merger Consideration otherwise payable to the Holders and pay to the Stockholder Representative, an amount in cash equal to the Stockholder Representative Expenses Holdback Amount, by wire transfer of immediately available funds to an account specified by the Stockholder Representative in writing no later than two (2) Business Days prior to the Closing Date, to be held and used by the Stockholder Representative pursuant to the terms of Section 11.5. The portion of the Stockholder Representative Expenses Holdback Amount deposited on behalf of each Holder shall be equal to such Holder’s Pro Rata Share of the Stockholder Representative Expenses Holdback Amount.

5.7            Escrow Amount.

(a)            The Escrow Amount (together with all accrued interest thereon and any proceeds thereof, the “Escrow Funds”) shall be deposited by Parent at Closing, by wire transfer of immediately available funds, into escrow pursuant to the terms of the Escrow Agreement to be entered into at the Closing, by and among Parent, the Stockholder Representative and the Escrow Agent, substantially in the form attached hereto as Annex C (the “Escrow Agreement”). The Escrow Funds shall be held for the period commencing on the Closing Date and ending three (3) Business Days following the determination of the Final Merger Consideration Adjustment Amount pursuant to Section 5.3 (the “Escrow Period”) and used exclusively for the purpose of paying any amount owed to Parent pursuant to Section 5.3(f)(ii) in the event the Final Merger Consideration Adjustment Amount exceeds the Estimated Merger Consideration Adjustment Amount.

(b)            Immediately after the expiration of the Escrow Period and pursuant to the terms of the Escrow Agreement, Parent shall use reasonable best efforts to cause the remaining balance of the Escrow Funds, if any, to be distributed to the Holders based on their respective Pro Rata Shares of the Escrow Funds (provided that the amounts payable pursuant to this Section 5.7(b) that are payable with respect to any Company Equity Award shall be paid to the Surviving Corporation and the Surviving Corporation shall pay such amounts to the Holders of such Company Equity Awards through the payroll system of the Surviving Corporation on the first administratively practicable payroll date thereafter, less applicable Taxes required to be withheld with respect to such payments).

5.8            Exchange Procedures.

(a)            Paying Agent. Prior to the Effective Time, Parent shall designate Acquiom Financial LLC, a Colorado limited liability company, or another bank or trust company reasonably satisfactory to the Stockholder Representative, to act as payments administrator (the “Paying Agent”) in connection with the Merger. Prior to the Closing Date, Parent and the Stockholder Representative shall enter into a payments administration agreement with the Paying Agent (the “Paying Agent Agreement”), which shall have customary terms and shall provide that, on the Closing Date, Parent shall deliver to the Paying Agent, for the benefit of the Holders, an amount in cash equal to the Aggregate Closing Consideration by wire transfer of immediately available funds to an account specified by the Paying Agent in writing (the “Closing Payment Fund”).

(b)            Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Paying Agent shall provide to each Stockholder of record as of the Effective Time (other than Holders of Excluded Shares) a letter of transmittal in substantially the form attached hereto as Annex D (each, a “Letter of Transmittal”).

(c)            Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares, Company Preferred Shares or other equity securities of the Company that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Company Share, Company Preferred Share or other equity security of the Company is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall (subject to compliance with the exchange procedures of Section 5.8(b)) be cancelled and exchanged for the amount to which the Holder thereof is entitled pursuant to this Article V. In the event of a transfer of ownership of Company Shares or Company Preferred Shares that is not registered in the transfer records of the Company, the aggregate Per Share Merger Consideration to be exchanged upon due surrender of the Company Shares or Company Preferred Shares, as applicable, may be issued to such transferee if such Company Shares or Company Preferred Shares, as applicable, are properly presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to reasonably evidence that any applicable stock transfer Taxes have been paid or are not applicable. The Aggregate Merger Consideration, when deposited with the Paying Agent, the Escrow Agent or the Stockholder Representative, as applicable, in each case, in accordance with the terms of this Agreement, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares (including Company Restricted Shares), Company Preferred Shares and Company Options, other than with respect to any Holder validly asserting appraisal rights in accordance with the DGCL.

(d)            Termination of Closing Payment Fund. Any portion of the Closing Payment Fund (including the proceeds of any investments of the Closing Payment Fund) that remains unclaimed by the Stockholders for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation. Any Stockholder (other than a Holder of Dissenting Shares) who has not theretofore complied with this Section 5.8 shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration upon due surrender of its Company Shares and/or Company Preferred Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Paying Agent or any other Person shall be liable to any former Holder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(e)            Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Company Shares and Company Preferred Shares issued and outstanding immediately prior to the Effective Time that are held by any Person who is entitled to demand and properly demands appraisal of such Company Shares and/or Company Preferred Shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL shall not be converted into the right to receive the Per Share Merger Consideration with respect to the Company Shares and/or Company Preferred Shares held by such Person, but instead such Person shall be entitled to payment of the fair value of such Company Shares and/or Company Preferred Shares in accordance with the provisions of Section 262 of the DGCL. As of the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically cease to exist, and each Dissenting Stockholder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such Person is not entitled to the relief provided by Section 262 of the DGCL, then the right of such Person to be paid the fair value of such Person’s Dissenting Shares under Section 262 of the DGCL shall cease to exist and such Dissenting Shares shall be converted as of the Effective Time into, and shall have become, the right to receive the Per Share Merger Consideration (without interest thereon) as if such Dissenting Shares had never been Dissenting Shares. The Company shall give Parent prompt notice of its receipt of any demands for appraisal of any Company Shares and/or Company Preferred Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL. The Company, prior to the Effective Time, and the Surviving Corporation, after the Effective Time, shall have the right in its sole discretion to conduct the defense of any such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. None of the Company or any of its Subsidiaries shall, without the prior written consent of Parent (which consent may be withheld in Parent’s sole and absolute discretion), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(f)            Withholding Rights. Each of Parent, the Paying Agent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Holder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations thereunder, or any other applicable provision of any Law relating to Taxes; provided that, except with respect to amounts that are compensatory or required to be withheld as a result of the failure to deliver the certificate contemplated by Section 3.1(d), prior to making any such deduction or withholding, the applicable withholding entity shall provide notice to the Holder of the amounts subject to withholding and a reasonable opportunity for such Holder to provide forms or other evidence that would exempt such amounts from withholding Tax. To the extent that amounts are so deducted and withheld, such deducted or withheld amounts (i) shall be remitted by the deducting or withholding Person to the applicable Governmental Entity as required pursuant to applicable Law, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

5.9            Third Party Beneficiaries. The provisions of this Article V are intended to be for the benefit of, and following the Effective Time they shall be enforceable against Parent, Merger Sub and the Surviving Corporation only by, the Stockholder Representative on behalf of the Holders, who are intended third party beneficiaries thereof. The covenants and obligations of the Stockholder Representative in this Article V are intended to be for the benefit of, and, following the Effective Time may be enforced against, the Stockholder Representative by the Holders, who are intended third party beneficiaries thereof.

5.10            Repayment of Credit Facilities. At least three (3) Business Days prior to the Closing Date, the Company shall, if requested by Parent, have obtained and delivered to Parent from each of the lenders (or their agent or other representative) in respect of each of the Credit Facilities a customary “payoff letter” (collectively, the “Payoff Letters”) providing, upon receipt of the applicable payoff amounts, that (a) such Credit Facilities shall have been repaid in full as of the Effective Time and (b) if any Indebtedness under such Credit Facilities is secured, that all Liens held by or on behalf of such lenders in respect of the properties and assets of the Company and its Subsidiaries with respect to such secured Indebtedness shall have been released.

5.11            Payment of Company Transaction Expenses. On the Closing Date, subject to delivery by the Company to Parent and Merger Sub at least three (3) Business Days prior to the expected Closing Date of such information as may be reasonably required to arrange for the payment of all Company Transaction Expenses, Parent and Merger Sub shall cause all outstanding Company Transaction Expenses (except for Uruguayan Reorganization Costs) to be paid in full by wire transfer of immediately available funds to each of the attorneys, accountants, investment bankers, financial advisors or other vendors.

Article VI

Representations and Warranties

6.1            Representations and Warranties of the Company. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company immediately prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item or matter in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement, but solely to the extent the relevance of such item or matter is reasonably apparent on the face of such disclosure without independent knowledge of the reader), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)            Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not be reasonably likely to have a Material Adverse Effect or to prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. The Company has made available to Parent complete and correct copies of the Governing Documents of the Company and each of its Subsidiaries, each as amended to the date of this Agreement, and each as so made available is in full force and effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in breach of any provision of its Governing Documents. Section 6.1(a) of the Company Disclosure Letter contains a correct and complete list, as of the date of this Agreement, of each jurisdiction where the Company and its Subsidiaries is organized and qualified to do business, each director and each officer of the Company and each of its Subsidiaries, and each of the trade names, or fictitious business names (d/b/a’s) used by the Company or any of its Subsidiaries.

(b)            Capital Structure.

(i)            As of the date of this Agreement, the authorized capital stock of the Company consists of (A) 43,000,000 Company Shares, of which (1) 8,914,995 Company Shares are issued and outstanding and (2) 4,920,725 Company Shares are reserved for issuance under the Company Stock Plan, and (B) 26,509,843 Company Preferred Shares, par value $0.00001 per share, 26,509,837 of which are issued and outstanding. All of the outstanding Company Shares have been duly authorized and are validly issued, fully paid and non-assessable and have been offered and issued without violation of any preemptive rights or other right to purchase and were offered and/or issued in material compliance with all applicable Laws, the Governing Documents of the Company and the Contracts to which the Company is a party or otherwise bound. As of the date of this Agreement, (x) 4,790,621 Company Shares were underlying outstanding Company Options and (y) no Company Shares consisted of outstanding Company Restricted Shares. Section 6.1(b)(i) (Part A) of the Company Disclosure Letter contains a correct and complete list of Company Equity Awards issued under the Company Stock Plan, including the number of Company Shares subject to each Company Equity Award and, where applicable, the exercise price per Company Share. Except as set forth above and except as specified in Section 6.1(b)(i) (Part B) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, “phantom” equity rights, contingent value rights, profit participation rights, redemption rights, repurchase rights, rights of first offer or refusal, agreements, arrangements, puts, calls, commitments or rights of any kind that obligate the Company to issue, sell, repurchase or redeem (or establish any sinking fund with respect to redemption) any shares of capital stock or other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as set forth above and except as specified in Section 6.1(b)(i) (Part B) of the Company Disclosure Letter, the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth in Section 6.1(b)(i) (Part C) of the Company Disclosure Letter, there are no voting trusts, proxies or other agreements or understandings to which the Company or its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or its Subsidiaries. Each outstanding Company Option is an In the Money Company Option.

(ii)            As of the date of this Agreement, the number of Fully Diluted Shares would be 42,571,523 after giving effect to the conversion of all the Convertible Securities in accordance with their terms and assuming such conversion occurred effective immediately prior to the execution of this Agreement. As of the Effective Time, the Spreadsheet will be correct and complete in all respects.

(iii)            Except as set forth on Section 6.1(b)(iii) of the Company Disclosure Letter, the Company (x) does not own or control any equity security or other interest of any other Person, and (y) is not a party to any joint venture, partnership, limited liability company or similar arrangement.

(iv)            Section 6.1(b)(iv) of the Company Disclosure Letter sets forth for each Subsidiary of the Company as of the date of this Agreement: (A) the authorized capital stock or other equity interests of such Subsidiary, and (B) the number of issued and outstanding shares of capital stock or other ownership interests of each class of its capital, the names of the record and beneficial holders thereof and the number of shares or other ownership interests held by each such holder. All of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and non-assessable and have been offered, issued and transferred without violation of any preemptive rights or other right to purchase and were issued and/or transferred in material compliance with all applicable Laws, the Governing Documents of such Subsidiary and the Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as set forth on Section 6.1(b)(iv) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, “phantom” equity rights, contingent value rights, profit participation rights, redemption rights, repurchase rights, rights of first offer or refusal, agreements, arrangements, puts, calls, commitments or rights of any kind that obligate the Company or any such Subsidiary to issue, sell, repurchase or redeem (or establish any sinking fund with respect to redemption) any shares of capital stock or other securities of any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. None of the Company’s Subsidiaries has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the equityholders of any Subsidiary on any matter. Except as set forth on Section 6.1(b)(iv) of the Company Disclosure Letter, there are no voting trusts, proxies or other agreements or understandings to which the Company or its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of any of the Company’s Subsidiaries.

(v)            Except as set forth on Section 6.1(b)(v) of the Company Disclosure Letter, no Holder has made a loan to, or borrowed money from, the Company or any of its Subsidiaries for which the Company or such Holder, as applicable, has any outstanding liabilities to the other in respect of such loan or borrowing.

(c)            Corporate Authority; Approval.

(i)            The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject only to the adoption of this Agreement by the Company’s Stockholders, to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement, the Company’s performance of its obligations under this Agreement, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Company’s Stockholders and the filing of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law).

(ii)           The board of directors of the Company, at a meeting duly called and held, has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are advisable to and in the best interests of the Stockholders, (ii) approving this Agreement, the Merger and the other transactions contemplated hereby, including the other agreements to be executed and delivered pursuant hereto, which approval satisfies in full the requirements of the DGCL that this Agreement be approved by the Company’s board of directors, and (iii) recommending the approval and adoption of this Agreement by the Stockholders.

(iii)          The Written Consent shall be signed by the record holders of a sufficient number of Company Shares and Company Preferred Shares to constitute the Required Stockholder Approval. The Required Stockholder Approval is sufficient to adopt this Agreement in accordance with applicable Law and the Company’s Governing Documents, and no other vote, approval or consent of any Stockholder or any class thereof is required for the Company to execute, deliver and perform its obligations under this Agreement or to consummate the Merger.

(d)           Governmental Filings; No Violations.

(i)            No consent, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement, the consummation of the Merger or any of the other transactions contemplated hereby, except for: (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) such consents, approvals, Orders, authorizations, registrations, declarations and filings as may be required under the HSR Act, (C) such consents, approvals, Orders, authorizations, registrations, declarations and filings as may be required in connection with the Uruguayan Reorganization, and (D) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to be materially adverse to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement.

(ii)           Except as set forth on Section 6.1(d)(ii) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not, and the consummation of the Merger and the other transactions contemplated by this Agreement and performance of the Company’s obligations under this Agreement will not, (A) with or without notice or lapse of time, or both, result in: (i) any loss, or suspension, limitation or impairment of any right or benefit of the Company or any of its Subsidiaries, (ii) any breach, violation or default, (iii) the giving rise to any right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation, or (iv) the creation of any Liens, other than Permitted Liens, upon any of the properties, rights or assets of the Company or any of its Subsidiaries, for each of clauses (i), (ii), (iii) and (iv), under any Contract or Permit binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets is bound or subject, (B) conflict with or result in any violation of any provision of the Governing Documents of the Company or any of its Subsidiaries, or (C) conflict with or violate any applicable Laws except, in the case of clauses (A) and (C), for such losses, suspensions, limitations, impairments, conflicts, or violations as would not be reasonably likely to be materially adverse to the Company and its Subsidiaries, taken as a whole, or to prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(e)            Financial Statements.

(i)            Section 6.1(e)(i) of the Company Disclosure Letter sets forth true and complete copies of (A) the unaudited interim consolidated balance sheet of the Company (the “Latest Balance Sheet”) as of July 31, 2020 (the “Balance Sheet Date”) and the related unaudited interim consolidated statements of operations and cash flows for the seven (7) months then ended and (B) the unaudited consolidated balance sheets of the Company as of December 31, 2018 and 2019 and the related unaudited consolidated statements of operations, stockholders’ equity and cash flows for the fiscal years then ended (the financial statements referred to in clauses (A) and (B) collectively, the “Financial Statements”). The Financial Statements (1) present fairly, in all material respects, the consolidated financial position of the Company and its consolidated results of operations and cash flows for the respective periods then ended (subject to the absence of footnotes), (2) were prepared in conformity with GAAP, applied on a consistent basis during the periods covered thereby (except as may be indicated therein), and (3) have been prepared from, and are in accordance in all material respects with, the books and records of the Company and its Subsidiaries. The Company and its Subsidiaries have maintained accurate books and records reflecting their respective assets and liabilities and have utilized internal control over financial reporting such that the transactions recorded in the Financial Statements were done so in accordance with GAAP and other good business and bookkeeping practices. Since the Balance Sheet Date, there has been no change in any of the accounting (or Tax accounting) policies, practices or procedures of the Company or any of its Subsidiaries, except as set forth on Section 6.1(e)(i) of the Company Disclosure Letter.

(ii)           Neither the Company nor any of its Subsidiaries has any liability, obligation or commitment, whether fixed or unfixed, matured or unmatured, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, due or to become due, choate or inchoate, liquidated or unliquidated, secured or unsecured, except for (A) liabilities that are specifically and adequately reflected or reserved against in the Latest Balance Sheet, (B) liabilities arising pursuant to this Agreement, (C) Company Transaction Expenses that have been adequately reflected in the Estimated Closing Statement and (D) liabilities of the type set forth in the balance sheets included in the Financial Statements which were incurred in the Ordinary Course of Business since the Balance Sheet Date.

(iii)          The accounts receivable reflected on the Latest Balance Sheet and as will be reflected on the Estimated Closing Statement: (A) have arisen from bona fide transactions entered into by the Company or one of its Subsidiaries involving the sale of goods or the rendering of services in the Ordinary Course of Business to Persons that are not Affiliates of the Company; (B) constitute only valid, undisputed claims of the Company or one of its Subsidiaries not subject to claims of set-off or other defenses or counterclaims; and (C) are reflected properly on the books and records of the Company in accordance with GAAP. None of the Company or any of its Subsidiaries has received written or, to the Knowledge of the Company, other notice indicating that any account debtor does not intend to, or would not reasonably be expected to have the ability to, pay any material accounts receivable within ninety (90) days of invoice. Since the date of the Latest Balance Sheet, collection of accounts receivable by the Company and its Subsidiaries has been and is consistent with past practices.

(f)            Absence of Certain Changes. Since the Balance Sheet Date:

(i)            there has been no change, occurrence, development, effect or circumstance that has resulted in, or would be reasonably likely to result in, a Material Adverse Effect;

(ii)            except as set forth in Section 6.1(f)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has experienced, and to the Company’s Knowledge, there are not any facts that would give rise to, any business interruptions or adverse consequences arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly, including (A) the failure of the Company’s and its Subsidiaries’ agents and service providers to timely perform services, (B) labor shortages, (C) reductions in customer demand, (D) any claim or anticipated claim of force majeure by the Company, any of its Subsidiaries or a counterparty to any Contract to which the Company or any of its Subsidiaries is a party, (E) any default or anticipated default under a Contract to which the Company or any of its Subsidiaries is a party, (F) non-fulfillment of customer orders, (G) restrictions on the Company’s or any of its Subsidiaries’ operations, (H) any manager, director, officer, employee or agent of the Company or any of its Subsidiaries contracting COVID-19 or (I) the failure to comply with any COVID-19 Measures; and

(iii)          except as set forth in Section 6.1(f)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has taken any action described in Section 7.1(a) or Section 7.1(b) that, if such action had been taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would have violated Section 7.1(a) or Section 7.1(b), as applicable.

(g)            Legal Proceedings; Orders.

(i)            Except as set forth on Section 6.1(g)(i) of the Company Disclosure Letter, there is not any and, since the date of the Company’s incorporation, there has not been any, Legal Proceeding by or before any Governmental Entity, pending or, to the Knowledge of the Company, threatened or other basis for, in each case, by, against or otherwise affecting the Company, any of its Subsidiaries or any of their respective properties, assets or rights. There are no such Legal Proceedings pending or, to the Knowledge of the Company, threatened, seeking to prevent or challenging the transactions contemplated by this Agreement.

(ii)           Except as set forth on Section 6.1(g)(ii) of the Company Disclosure Letter: (A) neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Holder, officer, director, manager or employee of the Company or any of its Subsidiaries has been permanently or temporarily enjoined by any Order of any Governmental Entity from engaging in or continuing to conduct the business of the Company or any of its Subsidiaries, (B) there are no outstanding Orders of any Governmental Entity and no unsatisfied judgments against, or materially and adversely affecting, the Company or any of its Subsidiaries or any of their respective properties or assets, and (C) the Company is not subject to any pending or threatened Order that does or would be reasonably likely to prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(h)           Employee Benefits.

(i)            Section 6.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan as of the date of this Agreement. For purposes of this Agreement, “Company Benefit Plan” means all benefit and compensation plans, programs, practices, agreements, contracts, policies or arrangements, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and deferred compensation, employment, change in control, retention, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans.

(ii)           With respect to each Company Benefit Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the Company Benefit Plan document, including any amendments thereto, (2) a written description of such Company Benefit Plan if such plan is not set forth in a written document, (3) the most recently prepared actuarial report, (4) the most recent Form 5500, (5) the nondiscrimination test results for the three (3) most recently completed years and (6) a copy of the IRS determination/opinion letter. Except as would not be reasonably likely to result in material liability, each Company Benefit Plan (other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”)) is in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code (including, without limitation, Section 409A of the Code).

(iii)          Each Company Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA (an “ERISA Plan”) that is intended to be qualified under the provisions of Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such ERISA Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(iv)          Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to, or has any liability with respect to (A) any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) that is subject to Section 412 of the Code or Section 302 or title IV of ERISA, (B) any Multiemployer Plans or (C) any multiple employer welfare arrangement within the meaning of Section 3(40)(A) of ERISA. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(v)           There is no pending or, to the Knowledge of the Company, threatened Legal Proceeding relating to the Company Benefit Plans. Neither the Company nor its Subsidiaries has any obligations for retiree health and life benefits under any Company Benefit Plan other than pursuant to applicable Law.

(vi)          Except as set forth on Section 6.1(h)(vi) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, Stockholder adoption of this Agreement or the consummation of the transactions contemplated hereby, either alone or in combination with any other event, will (i) entitle any employees of the Company or its Subsidiaries to severance pay or any increase in severance pay (other than severance pay required by any Law) upon any termination of employment after the date of this Agreement, (ii) accelerate the time of payment or vesting or increase the amount of compensation due to such employee, (iii) result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, (iv) limit or restrict the right of the Company or its Subsidiaries or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Benefit Plans or (v) result in payments under any of the Company Benefit Plans which would not be deductible under Section 280G of the Code. No person has a right to receive from the Company or its Subsidiaries a gross-up payment for any taxes under Section 4999 or 409A of the Code.

(vii)        Except as set forth on Section 6.1(h)(vii) of the Company Disclosure Letter, no Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of its Subsidiaries who reside or work outside of the United States.

(viii)        Neither the Company nor any Subsidiary has adopted or implemented any changes to benefit or compensation programs resulting from disruptions caused by COVID-19, nor are any such changes currently contemplated.

(i)            Labor Matters.

(i)            Section 6.1(i)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of all of the Company’s employees (whether employed directly or indirectly by the Company or any Subsidiary) and their respective start dates, locations, positions, exempt or nonexempt status under the Fair Labor Standards Act, and salary or wages, equity awards, days/weeks of vacation, accrued but unused vacation and bonus or bonus opportunity for calendar years 2019 and 2020.

(ii)            Neither the Company nor its Subsidiaries are party to any collective bargaining agreement or other Contract with a labor union or like organization. To the Knowledge of the Company, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the Company or any of its Subsidiaries.

(iii)           There is no pending or, to the Knowledge of the Company, threatened strike, work stoppage, slow-down or lockout. Except as would not be reasonably likely to result in material liability, each of the Company and its Subsidiaries has complied with all applicable Laws regarding labor, employment and employment practices, terms and conditions of employment, worker classification, including independent contractor classification and employee exempt/non-exempt status, wages and hours and occupational safety and health, and no claims relating to non-compliance with the foregoing are pending or, to the Knowledge of the Company, threatened.

(iv)          There is not currently, and, except as set forth on Section 6.1(i)(iv) of the Company Disclosure Letter, there has not been in the past three (3) years, any written (or, to the Company’s Knowledge, oral) complaint made by any employee or former employee of the Company and its Subsidiaries alleging any violation of Law on the basis of race, age, sex, disability or other alleged harassment or discrimination, nor, to the Company’s Knowledge, is there any basis for any such complaint. There is no unfair labor practice charge or complaint against the Company pending before the National Labor Relations Board, the labor relations board or comparable body of any state or foreign jurisdiction, or any Governmental Entity.

(v)           The Company and each of its Subsidiaries has correctly classified in all material respects all individuals who have provided services to the Company or any of its Subsidiaries as independent contractors or former independent contractors and has correctly classified in all material respects all employees and former employees as either exempt or non-exempt under the Fair Labor Standards Act (“FLSA”) and applicable similar state Laws. No individual has been engaged by the Company or any of its Subsidiaries as or in the capacity of an independent contractor or classified by the Company or any of its Subsidiaries as exempt under the FLSA who does not qualify for such status under all applicable Laws. The Company and each of its Subsidiaries has made all payments of overtime compensation required by applicable Laws.

(vi)          Except as set forth in Section 6.1(i)(vi) of the Company Disclosure Letter, neither the Company nor any Subsidiary has had, nor to the Knowledge of the Company are there any facts that would give rise to, any actual or anticipated workforce changes resulting from disruptions caused by COVID-19, including any actual or expected terminations, layoffs, furlough, shutdowns (whether voluntary or by order), nor are any such changes currently contemplated.

(vii)         The Uruguayan Subsidiary has not entered into any outsourcing agreements (including, but no limited to sub-contractors or personnel suppliers) without due control of timely and correct payment of any monies due in regard of labor and/or social security benefits and due control of health and safety conditions in the workplace for those outsourced services.

(j)             Compliance with Laws; Permits.

(i)            The Company and each of its Subsidiaries are, and since the date of the Company’s incorporation, each of them has been, in compliance in all material respects with all applicable Laws, including COVID-19 Measures. Since the date of the Company’s incorporation, neither the Company nor its Subsidiaries has received any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding any actual, alleged or possible failure to comply with any Law, including any COVID-19 Measures, in any material respect. None of the Company or any of its Subsidiaries are conducting, and since the date of the Company’s incorporation, none of them has conducted any material internal investigation concerning any actual, alleged or suspected violation of any Law by the Company, any of its Subsidiaries or any of their respective Representatives (regardless of the outcome of such investigation).

(ii)            Except as set forth in Section 6.1(j)(ii) of the Company Disclosure Letter, each of the Company and its Subsidiaries (A) holds all material Permits necessary or advisable with respect to the operation of its business in the Ordinary Course of Business and (B) has filed all material Permits necessary to own, lease and operate its properties and assets, and has paid all fees and assessments due and payable in connection therewith. All such Permits are valid and in full force and effect and no loss, revocation, removal, termination, suspension, impairment, violation or non-renewal of any such Permit is pending or, to the Knowledge of the Company, threatened. To the Knowledge of the Company, there is no circumstance, set of facts or other basis (with or without notice, lapse of time or both) for any such Permit to not be renewed in the Ordinary Course of Business or to otherwise be revoked, terminated, suspended or impaired. The consummation of the transactions contemplated hereby (other than the Uruguayan Reorganization) and the operation by Parent of the Company and its Subsidiaries in the Ordinary Course of Business will not require or result in the transfer of any Permit that may not be transferred without the consent, waiver or approval of any Governmental Entity or other Person.

(iii)          Except as set forth in Section 6.1(j)(iii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is subject to (or has received an exclusion from the applicable Governmental Entity) any COVID-19 Measure that, individually or in the aggregate, prevents, or would reasonably be expected to prevent, the Company and each of its Subsidiaries from operating in the Ordinary Course of Business. Each of the Company and its Subsidiaries has in place and maintains in effect business continuity, risk management, emergency and disaster plans, procedures, protocols and facilities appropriate for the nature of the risks associated with the business of the Company or such Subsidiary, as applicable, including risks resulting from or related to COVID-19 or COVID-19 Measures.

(iv)          The Company, its Affiliates and their respective beneficial owners, have at all times strictly complied with Uruguayan Law 19,484 and beneficial owners reporting obligations under Uruguayan law and have timely submitted all forms and information required under Law 19,484 and its regulations and all declarations made therein are true, correct and complete, in each case, through the date of this Agreement. As of immediately prior to the Closing, there has been no transfer of quotas of the Uruguayan Subsidiary that has not been accurately and timely reported to the Central Bank of Uruguay or change in the reported information that has not been accurately and timely reported to the Central Bank of Uruguay.

(k)            Material Contracts.

(i)            Except as set forth in Section 6.1(k)(i) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor its Subsidiaries is a party to or bound by any Contract:

(A)          that restricts in any respect the ability of the Company or any its Subsidiaries (or, after the Effective Time, Parent or any its Subsidiaries, including the Surviving Corporation) to engage in any business in any geographic area, including employee or customer non-solicit obligations;

(B)           that relates to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or line of business or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or line of business;

(C)            relating to Indebtedness of the Company or its Subsidiaries or to the mortgaging, pledging or otherwise placing of any Lien (other than a Permitted Lien) on any portion of the assets, properties or rights of the Company or any of its Subsidiaries;

(D)           that, upon the execution or delivery of this Agreement or the consummation of the Merger, would result in any payment (whether of severance pay or otherwise) becoming due from the Company to any officer or employee thereof, other than Company Equity Award agreements;

(E)           that was not negotiated and entered into on an arm’s-length basis;

(F)            that contains a put, call or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(G)           that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of the Company or its Subsidiaries;

(H)          which relates to any material property of the Company or any of its Subsidiaries, including all licenses of Intellectual Property that are material to the Company or any of its Subsidiaries (excluding commercially available, off-the-shelf Software that is not combined with or linked to, other than through hyperlink, any Software that is Owned Intellectual Property and that has a replacement cost of less than $50,000) or Contracts pursuant to which the Company or any of its Subsidiaries leases or subleases any real property to or from any Person;

(I)            pursuant to which (A) during calendar year 2019, the Company and its Subsidiaries collectively made or received aggregate payments or other value in excess of $150,000, or (B) during calendar year 2020, the Company and its Subsidiaries would reasonably be expected to collectively make or receive aggregate payments or other value in excess of $150,000;

(J)            to which any officer, manager, director, Holder or Affiliate of any of the foregoing is a party, other than Company Equity Award agreements;

(K)           is a settlement or conciliation agreement with respect to any Legal Proceeding or any consent decree;

(L)           is a franchising or licensing agreement;

(M)         to which a Governmental Entity is a party;

(N)          requires the Company and/or any of its Subsidiaries to purchase from any Person its total requirement of any product or service;

(O)          contains any “take or pay” obligation or minimum purchase requirements binding upon or in favor of the Company or any of its Subsidiaries;

(P)           contains any grant by or to the Company or any of its Subsidiaries of any “most favored nation” pricing or exclusivity provisions;

(Q)          which provides for any joint venture, partnership or similar agreement;

(R)           that prohibits or restricts (1) the payment of dividends or distributions with respect to the equity interests of the Company or any of its Subsidiaries, (2) the pledging of any equity interests of any of the Company or any of its Subsidiaries or (3) the issuance of guarantees by the Company or any of its Subsidiaries;

(S)           relating to the development, ownership, license, use, registration or enforcement of or exercise of any rights under any Intellectual Property;

(T)           contains an outstanding power of attorney empowering any Person to act on behalf of the Company or any of its Subsidiaries;

(U)           contains covenants requiring capital expenditures in excess of $150,000 in the aggregate;

(V)           which is a power-of-attorney granted by or with respect to the Uruguayan Subsidiary or any of its quotas;

(W)         which is a collective bargaining agreement with any union or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively; or

(X)          which is with the SBA or any other Person relating to a PPP Loan or the CARES Act.

Each such Contract described in clauses (A) through (X) is referred to herein as a “Company Material Contract”.

(ii)           Neither the Company nor any of its Subsidiaries is in material breach of or default under the terms of any Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or default under the terms of any Company Material Contract. No event has occurred or not occurred through the Company’s or its Subsidiary’s action or inaction or, to the Knowledge of the Company, through the action or inaction of any third party, that with notice or the lapse of time or both, would constitute a material breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company and/or its applicable Subsidiaries party thereto and, to the Knowledge of the Company, of each other party thereto. Each Company Material Contract is in full force and effect and is enforceable against the Company and its applicable Subsidiaries and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law). Neither the Company nor any of its Subsidiaries is participating in any discussions or negotiations regarding modification, amendment or termination of any Company Material Contract. Since January 1, 2018, there has been no termination of or notice of default or force majeure under or, to the Knowledge of the Company, any threatened termination of any Company Material Contract. To the Knowledge of the Company, no party to any Company Material Contract intends to alter its relationship with the Company or its applicable Subsidiary as a result of or in connection with the Merger or otherwise. None of the Company Material Contracts are subject to re-bid or re-tender by the Company or its applicable Subsidiary at any time prior to the first anniversary of the date of this Agreement. A true, complete and correct copy of each Company Material Contract has been made available to Parent.

(l)            Real Property.

(i)            Neither the Company nor any of its Subsidiaries owns, or has owned, any real property.

(ii)           Section 6.1(l)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all real property leased or subleased to the Company or any of its Subsidiaries ( the “Company Real Property”) and a list of all leases, subleases and licenses (the “Company Real Property Leases”) entered into by the Company or any its Subsidiaries with respect to each such Leased Real Property. Either the Company or one of its Subsidiaries, as applicable, has a valid leasehold interest in all Leased Real Property, free and clear of any Lien (other than Permitted Liens), and there exists no material breach or default under any of the Company Real Property Leases (x) on the part of the Company or any of its Subsidiaries, as applicable or (y) to the Knowledge of the Company, any other party thereto. The Company has made available to Parent true, correct and complete copies of all title reports, environmental reports, surveys and Company Real Property Leases pertaining to the Company Real Property that are in the Company’s possession or otherwise reasonably available to it. The Company has made all material repairs and replacements known to the Company to be required to be made by it under the Company Real Property Leases or as required under applicable requirements of Law, and there are no other parties other than the Company occupying any of the Leased Real Property.

(iii)          The Company Real Property and the improvements located thereon are supplied with and have access to such sewer, water, gas, electric, telephone and other utilities as are necessary to allow the business of the Company and/or its applicable Subsidiary to be operated in the Ordinary Course of Business. To the Knowledge of the Company, neither the whole nor any part of any Company Real Property is subject to any pending Legal Proceeding for condemnation or other taking, by eminent domain or otherwise by any Governmental Entity, and, to the Knowledge of the Company, no such condemnation or other taking is threatened. All Taxes with respect to the Company Real Property have been or will be timely paid, and there is no material dispute, contest or assessment pending, nor, to the Knowledge of the Company, threatened with respect to Taxes regarding any Company Real Property.

(iv)            Neither the Company nor any of its Subsidiaries is obligated under, and none is a party to, any Contract pursuant to which it has the obligation to hereafter purchase or otherwise acquire any real property or interest therein.

(m)           Title to and Sufficiency of Assets.

(i)             The material facilities, machinery, equipment, and other tangible property of, used by or operated by the Company or any of its Subsidiaries (the “Tangible Property”) are in operating condition and repair adequate for the purposes for which the Company and its Subsidiaries currently use such Tangible Property, subject to normal wear and tear in the Ordinary Course of Business, and consistent with standards generally followed in the industry. All Tangible Property is located on the Company Real Property.

(ii)             Except as set forth in Section 6.1(m)(ii) of the Company Disclosure Letter, the Company or one of its Subsidiaries has good and valid title, free and clear of all Liens, except for Permitted Liens, to all of the properties and assets, Tangible or intangible, reflected in the Latest Balance Sheet as being owned by the Company or one of its Subsidiaries. The Company or one of its Subsidiaries has a valid and enforceable right to use all assets, properties and rights leased by or licensed to it, free and clear of all Liens, other than Permitted Liens.

(iii)            The assets, properties, Contracts and rights of the Company and its Subsidiaries include (and immediately after the Closing will include) all of the assets, properties, Contracts and rights necessary for the conduct of the business of the Company and each of its Subsidiaries in the Ordinary Course of Business.

(n)            Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute (each, a “Takeover Statute”) is applicable to the Company, any of its Subsidiaries, the Company Shares, the Company Preferred Shares, the Merger or the other transactions contemplated by this Agreement.

(o)            Environmental Matters. Except as set forth in Section 6.1(o) of the Company Disclosure Letter: (i) the Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws; (ii) the Company and its Subsidiaries possess all Permits required under applicable Environmental Laws for their operation in the Ordinary Course of Business; (iii) neither the Company nor any of its Subsidiaries has at any time received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law; (iv) there are no liabilities or obligations arising in connection with or in any way relating to the Company, any of its Subsidiaries or any of the Company Real Property of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Environmental Law, and there are no facts, events, conditions, situations or set of circumstances, including notice of actual or threatened liability under CERCLA or any similar Law from any Governmental Entity or other Person, which could result in or be the basis for any such liability or obligation; (v) no Hazardous Material has been discharged, disposed of, dumped, injected, pumped, deposited, spilled, leaked, emitted or released at, on or under any Company Real Property or any other property now or previously owned, leased or operated by the Company or any of its Subsidiaries and no storage or disposal facilities, asbestos-containing material, aboveground and/or underground storage tanks and related piping, surface impoundments or equipment containing polychlorinated biphenyls has existed at any Company Real Property, or any other property now or previously owned, leased or operated by the Company or any of its Subsidiaries, during the time period when the Company or any of its Subsidiaries leased, used or operated such Company Real Property or other property, as applicable; and (vi) none of the Company or any of its Subsidiaries has ever imported, manufactured, stored, used, operated, transported, treated or disposed of any Hazardous Materials other than in compliance with all Environmental Laws. For purposes of this Section 6.1(o), the terms “Company” and “its Subsidiaries” shall include any Person which is, in whole or in part, one of their respective successors or predecessors.

(p)            Taxes.

(i)             Except as set forth in Section 6.1(p)(i) of the Company Disclosure Letter:

(A)            (i) the Company and each of its Subsidiaries has timely filed or caused to be timely filed all Tax Returns required by the Code or applicable state, local, or foreign Tax laws, and all such Tax Returns are true, correct, and complete in all respects, and (ii) all Taxes of the Company or its Subsidiaries that are due and payable have been timely paid whether or not shown as due on any Tax Return;

(B)            the Company and each of its Subsidiaries has timely and properly withheld (i) all required amounts from payments to its employees, agents, contractors, nonresidents, shareholders, lenders, and other Persons and (ii) all sales, use, ad valorem, and value added Taxes. The Company and each of its Subsidiaries timely remitted all withheld Taxes to the proper Governmental Entity in accordance with all applicable Laws;

(C)            neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, and no request for any such waiver or extension is currently pending;

(D)            no audits, examinations, investigations or other proceedings in respect of Taxes or Tax Returns of the Company or its Subsidiaries are pending, or to the Knowledge of the Company, threatened;

(E)            there are no liens on the assets of the Company or its Subsidiaries with respect to Taxes, other than Permitted Liens;

(F)            neither the Company nor any of its Subsidiaries (i) has ever been a member of an Affiliated Group (other than a Company Affiliated Group), nor (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of Law in any jurisdiction);

(G)            neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treas. Reg. Section 1.6011-4 or a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b)(2);

(H)            no claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction. The unpaid Taxes of the Company and its Subsidiaries with respect to Pre-Closing Tax Periods and the portion of any Straddle Periods ending on the Closing Date do not exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth or included in the Financial Statements, as adjusted through the Closing Date. Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising outside of the ordinary course of business consistent with past custom and practice;

(I)            neither the Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or any similar arrangement for the sharing of Tax liabilities or benefits;

(J)            since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has made, changed or revoked any Tax election, elected or changed any method of accounting for Tax purposes, changed any annual Tax accounting period, settled any audit, assessment, dispute, proceeding or investigation in respect of Taxes, surrendered any right to claim a Tax refund, filed any amended Tax Return or entered into any contract in respect of Taxes with any Governmental Entity;

(K)           no power of attorney with respect to any Tax matter is currently in force with respect to the Company or any of its Subsidiaries that would, in any manner, bind, obligate or restrict the Company, any of its Subsidiaries, or Parent after the Closing;

(L)            neither the Company nor any of its Subsidiaries has ever (i) executed or entered into any agreement with, or obtained any consents or clearances from, any Taxing authority, or (ii) has been subject to any ruling guidance from any Taxing authority specific to the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Governmental Entity that relates to the Taxes or Tax Returns of the Company or any of its Subsidiaries;

(M)          none of Parent, the Company, nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following with respect to the Company or any of its Subsidiaries: (i) change in method of accounting made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) executed prior to the Closing Date; (iii) intercompany transactions occurring on or prior to the Closing Date or any excess loss account in existence on the Closing Date described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. law); (iv) use of an improper method of accounting prior to the Closing Date; (v) installment sale or open transaction disposition made prior to the Closing Date; (vi) prepaid amount received prior to the Closing Date; or (vii) any income arising or accruing prior to the Closing Date and includable after the Closing Date under Sections 951, 951A, 956 or 965 of the Code;

(N)            neither the Company nor any of its Subsidiaries currently uses the cash method of accounting for Income Tax purposes;

(O)            the Company has provided to Parent true, correct, and complete copies of (a) all income and other material Tax Returns filed for the last three (3) taxable years, (b) all notices, information document requests (and written responses thereto), correspondence with and any other similar written material received from (or sent to) any Governmental Entity with respect to any ongoing audit or proceeding regarding Taxes or Tax Returns of the Company or any of its Subsidiaries, and (c) all notices, information document requests (and written responses thereto), correspondence and any other similar written material received from (or sent to) any Governmental Entity in the last three (3) years regarding any material Tax matter of the Company or any of its Subsidiaries;

(P)            neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code during the last two (2) years;

(Q)            neither the Company nor any of its Subsidiaries of the Company owns an interest in any Flow-Thru Entity;

(R)            none of the Company’s Subsidiaries organized under the Laws of a non-U.S. jurisdiction is treated for U.S. federal Income Tax purposes as a “disregarded entity” or partnership under Treasury Regulation Section 301.7701-3 (by election or default status) and no election is pending to change the U.S. federal Income Tax treatment of any of the Company’s Subsidiaries organized under the Laws of a non-U.S. jurisdiction;

(S)            neither the Company nor any of its Subsidiaries engages (or has engaged) in a trade or business in a country other than the country in which it is incorporated or otherwise organized;

(T)            none of the Company’s Subsidiaries organized under the Laws of a non-U.S. jurisdiction owns any interest in “United States real property” with the meaning of Section 897 of the Code or “United States property” for purposes of Section 956 of the Code;

(U)            neither the Company nor any of its Subsidiaries is subject to any gain recognition agreements under Section 367 of the Code;

(V)            neither the Company nor any of its Subsidiaries has an “overall foreign loss” within the meaning of Section 904(f) of the Code; and

(W)          the Company and each of its Subsidiaries has complied in all material respects with all transfer pricing rules (including maintaining appropriate documentation for all transfer pricing arrangements for purposes of Section 482 of the Code (and any similar provision of non-U.S. Laws)).

(ii)            Section 6.1(p)(ii) of the Company Disclosure Letter sets forth a true and complete list of elections that have been made (or are pending as of the date hereof) or actions that have been taken (or are pending as of the date hereof) by the Company or any of its Subsidiaries pursuant to Sections 7001-7005 of the Families First Act.

(iii)            Section 6.1(p)(iii) of the Company Disclosure Letter sets forth the following (whether occurring or applied for, as applicable, as of the date hereof) with respect to the Company and each of its Subsidiaries: (i) credits claimed pursuant to Section 2301 of the CARES Act, (ii) payroll and employment Taxes deferred pursuant to Section 2302(a) of the CARES Act, (iii) net operating losses carried back pursuant to Section 2303(b) of the CARES Act, (iv) alternative minimum Tax credits used pursuant to Section 2305 of the CARES Act, (v) elections made pursuant to Section 2306 of the CARES Act, and (vi) additional depreciation taken pursuant to Section 2307 of the CARES Act.

(iv)            Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties made by the Company in this Section 6.1(p) are the sole and exclusive representations and warranties made by the Company regarding Tax matters.

(q)            Intellectual Property; Privacy.

(i)               Section 6.1(q)(i) of the Company Disclosure Letter sets forth a true and correct list, as of the date of this Agreement, of all Owned Intellectual Property and all Intellectual Property that is used in and material to the conduct of the business of the Company and its Subsidiaries (the “Company Intellectual Property”), the owner of each and the jurisdictions where each is registered (if any), together with the status, application or registration number, date of application, registration or issuance, as applicable, and for each patent or patent application, all inventors. The Company and its Subsidiaries are the sole and exclusive owners of, and have good, valid and marketable title to, or possess adequate licenses or other valid rights to use, such Company Intellectual Property, free and clear of all Liens (other than Permitted Liens). All Intellectual Property owned or purported to be owned by the Company or one of its Subsidiaries (the “Owned Intellectual Property”) is valid, subsisting and enforceable. With respect to all Company Intellectual Property, (A) no Legal Proceeding is pending or, to the Knowledge of the Company, threatened that challenges the legality, validity, enforceability, use or ownership of such item; (B) no investigations or audits is pending or, to the Knowledge of the Company, threatened that challenges the legality, validity, enforceability, use or ownership of such item; and (C) such item is not subject to any outstanding Order or Contract that restricts the rights of the Company or any of its Subsidiaries to transfer, use, enforce or license such item of Company Intellectual Property.

(ii)            The former and current operations, products and services of the Company and its Subsidiaries (including the manufacture, importation, use, offer for sale, sale, licensing, distribution or other commercial exploitation of such products and services) have not misappropriated, infringed or otherwise violated, and do not misappropriate, infringe upon or otherwise violate, any Intellectual Property or right of publicity of any Person. No Person has filed a claim or threatened to file a claim or made any assertion against the Company or any of its Subsidiaries alleging that it has misappropriated, infringed on or otherwise violated the Intellectual Property rights or rights of publicity of any Person or challenging the use, registration, validity or enforceability of any Owned Intellectual Property. Except as set forth on Section 6.1(q)(ii) of the Company Disclosure Letter, no right, license, lease, consent or other agreement is required with respect to any Intellectual Property for the conduct of the Company’s or any of its Subsidiaries’ business in the Ordinary Course of Business (excluding commercially available, off-the-shelf Software that is not combined with or linked to, other than through hyperlink, any Software that is Owned Intellectual Property and that has a replacement cost of less than $50,000).

(iii)            None of the Patents, Marks, Copyrights or Technology (including registrations or applications to use or register such items) owned or purported to be owned by the Company or any of its Subsidiaries is involved in any cancellation, nullification, interference, conflict, concurrent use or opposition proceeding, and there has been no threat or other indication that any such proceeding will hereafter be commenced. All maintenance fees, annuity fees or renewal fee payments, and all renewal affidavits or other applicable documents to establish or maintain, for each jurisdiction in which each such Patent, Mark, Copyright, domain name or domain name application included within the Company Intellectual Property that has been issued or is pending have been timely paid or filed with the appropriate Governmental Entity or other authorities, and no such payment or filing is or will be due less than ninety (90) days after the Closing Date. The Company has used reasonable efforts to maintain all Technology owned or used by the Company or any of its Subsidiaries in confidence, and, to the Knowledge of the Company, there has been no misappropriation of any such Technology. All current and former founders, employees of, contractors and consultants to or vendors of the Company or any of its Subsidiaries with access to any Technology or who developed any Software or other material Company Intellectual Property for the Company or any of its Subsidiaries are parties to valid and enforceable written agreements under which each such employee, contactor, consultant or vendor is obligated to maintain the confidentiality of the Technology and assigns directly to the Company (rather than to the Uruguayan Subsidiary) all Intellectual Property rights developed for the Company or any such Subsidiary. To the Knowledge of the Company, none of such employees, consultants or vendors is in violation of such agreements. All original development of the base code of the Software that is Company Intellectual Property has occurred in the United States and all development activities outside the United States relating to such Software have been limited to derivative works, new features, bug fixes, error corrections and maintenance of such Software.

(iv)            No Open Source Software (in whole or in part) has been used in the former or current development of any part of any Company Intellectual Property, or combined with, linked to, used, licensed or distributed to any third party with any Company Intellectual Property, in each case in a manner that may (A) require, or condition, the use or distribution of any such Company Intellectual Property on the disclosure, licensing or distribution of any source code for any portion of such Company Intellectual Property or (B) otherwise impose any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any such Company Intellectual Property or enforce any Owned Intellectual Property in any manner.

(v)            No Person other than the Company or one of its Subsidiaries possesses a copy, in any form (print, electronic or otherwise) of any source code for any software owned by the Company or one of its Subsidiaries, and neither the Company nor any of its Subsidiaries has any obligation to afford any Person access to any such source code.

(vi)            All Software that is Company Intellectual Property (i) conforms in all material respects with all specifications, representations, warranties and other descriptions established by the Company and its Subsidiaries or conveyed thereby to its or their customers or other transferees, (ii) is operative for its intended purpose free of any material defects or deficiencies and (iii) has been maintained by the Company and its Subsidiaries on their own behalf or on behalf of their customers and other transferees in accordance with their contractual obligations to customers and industry standards.

(vii)            No funding, facilities, or personnel of any governmental entity or any university or research organization has been used in connection with the development of any Owned Intellectual Property and the Company and its Subsidiaries have not participated in any standards setting organization. No governmental entity, university, research organization or standards setting organization has any right, title or interest in or to any Owned Intellectual Property.

(viii)            The IT Assets of the Company and its Subsidiaries are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of the Company and its Subsidiaries. The IT Assets of the Company and its Subsidiaries are free from material bugs, defects, viruses and malware, and have not materially malfunctioned or failed. The Company and its Subsidiaries have implemented backup, security and disaster recovery measures and technology consistent with industry standards. The Company or one of its Subsidiaries has maintained in the ordinary course of business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the IT Assets. The IT Assets have not suffered any material failure within the past five (5) years.

(ix)            The transactions contemplated by this Agreement will not (A) have an adverse effect on the Company’s or any of its Subsidiaries’ right, title or interest in and to any Company Intellectual Property and all such Company Intellectual Property (including all user names, passwords and other credentials used in connection with any internet domain names, social media accounts and registered user names) shall be owned or available for use by the Company and its Subsidiaries on identical terms and conditions immediately following the Closing or (B) result in any of the following pursuant to the terms of any Contract or other agreement to which the Company is a party: (1) the grant, license or assignment to any Person of any interest in or to, the modification or loss of any rights with respect to, or the creation of any Lien on, any Company Intellectual Property owned by or licensed to the Company or any of its Subsidiaries prior to Closing, or (2) the Company or any of its Subsidiaries being (x) bound by or subject to any non-compete or licensing obligation, covenant not to sue, or other restriction on or modification of the current or contemplated operation or scope of its business, which that Person was not bound by or subject to prior to Closing, or (y) obligated to pay any royalties, honoraria, fees or other payments to any Person in excess of those payable prior to Closing, or provide or offer any discounts or other reduced payment obligations to any Person in excess of those provided to that Person prior to Closing.

(x)            Except as set forth on Section 6.1(q)(x) of the Company Disclosure Letter, the Company and its Subsidiaries are and always has been in material compliance with all applicable Privacy and Security Requirements. Neither the Company nor any of its Subsidiaries has experienced any Security Breaches, and the Company has not received any notices or complaints from any Person regarding such a Security Breach. Neither the Company nor any of its Subsidiaries has received any notices or complaints from any Person (including any Governmental Entity) regarding the Processing of Personal Data or compliance with applicable Privacy and Security Requirements. The Company and its Subsidiaries do not engage in the sale, as defined by applicable Law, of Personal Data. The Company and its Subsidiaries are not required by applicable Law or Contract to comply with the Payment Card Industry Data Security Standard.

(xi)            The Company and its Subsidiaries have a valid and legal right to Process all Protected Information that is Processed by or on behalf of the Company or such Subsidiary in connection with the use and/or operation of their products, services and business, and the execution, delivery, or performance of this Agreement, including the consummation of the Merger, will not affect these rights or violate any applicable Privacy and Security Requirements. The Company and its Subsidiaries have each implemented, and have required all third parties that receive Protected Information from or on behalf of any of them to implement, reasonable physical, technical and administrative safeguards consistent with industry standards that are designed to protect Protected Information from unauthorized access by any Person, and to ensure compliance in all material respects with all applicable Privacy and Security Requirements.

(r)            Insurance. Section 6.1(r) of the Company Disclosure Letter contains a complete and correct list of all insurance policies carried by or for the benefit of the Company or any of its Subsidiaries, specifying the insurer, policy number, amount of and nature of coverage, the risk insured against, the deductible amount (if any), the annual premium amount and the date through which coverage will continue by virtue of premiums already paid, each of which have been made available to Parent. Such insurance policies are maintained with reputable insurers and cover all risks normally insured against, and in amounts normally carried, by Persons of similar size engaged in similar lines of business. Such insurance policies provide coverage in such amounts as are sufficient for all requirements of Law, Permits and Contracts by which the Company or any of its Subsidiaries is bound. Section 6.1(r) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, all relevant information as to the nature and approximate amount of all claims for insured losses sustained by the Company or any of its Subsidiaries, including claims relating to errors and omissions, fidelity bond, workers’ compensation, automobile and general liability. All such insurance policies and bonds are in full force and effect and the Company and its Subsidiaries have not reached or exceeded its policy limits or sub-limits for any such insurance policies. There is no claim by the Company or any of its Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters or carriers have an outstanding reservation of rights. All premiums payable under all such policies and bonds have been timely paid, and the Company and its Subsidiaries have otherwise complied fully with the terms and conditions of all such policies and bonds to which any is a party or beneficiary. To the Knowledge of the Company, there is no threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies or bonds. None of the Company or any of its Subsidiaries has been refused any insurance with respect to any aspect of the operations of its business, nor does any maintain or participate in any self-insurance, captive insurance, deductible retention or co-insurance program.

(s)            Information Supplied. The Information Statement will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstance in which they are made, not misleading.

(t)            Customers and Suppliers.

(i)            Section 6.1(t)(i) of the Company Disclosure Letter sets forth the twenty-five (25) largest customers of the Company and its Subsidiaries (based on dollar amounts of products and services purchased from them on a consolidated basis) for the years ending December 31, 2018 and December 31, 2019 (the “Material Customers”) and the dollar amounts for which the Company and its Subsidiaries collectively invoiced such Material Customers during such periods. All Material Customers continue to be customers of the Company and its Subsidiaries and none of them have received any notice, nor does the Company otherwise have Knowledge, that any Material Customer will materially reduce its business with the Company and its Subsidiaries from the levels achieved during the year ending December 31, 2019. Since the Balance Sheet Date, no Material Customer has modified or, to the Knowledge of the Company, indicated that it intends to adversely modify its relationship with the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is currently involved in any material claim, dispute or controversy with any Material Customer.

(ii)            Section 6.1(t)(ii) of the Company Disclosure Letter sets forth the twenty-five (25) largest vendors of the Company and its Subsidiaries (based on dollar amounts of products and services purchased from them by the Company and its Subsidiaries on a consolidated basis) for the years ending December 31, 2018 and December 31, 2019 (the “Material Vendors”) and the dollar amounts for which the Company and its Subsidiaries were collectively invoiced by such Material Vendors during such periods. All Material Vendors continue to be vendors of the Company and its Subsidiaries and none of them have received any notice, nor does the Company otherwise have Knowledge, that any Material Vendor will materially reduce its business with the Company and its Subsidiaries from the levels achieved during the year ending December 31, 2019. Since the Balance Sheet Date, no Material Vendor has modified or, to the Knowledge of the Company, indicated that it intends to adversely modify its relationship with the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is currently involved in any material claim, dispute or controversy with any Material Vendor.

(u)            Related Party Transactions. Except as set forth on Section 6.1(u) of the Company Disclosure Letter, to the Knowledge of the Company, no director, manager, officer, stockholder, member, equityholder or Affiliate of the Company or any Holder, any Affiliate of any such Person, or any entity in which any of the foregoing owns any beneficial interest (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than three percent (3%) of the stock of which is beneficially owned by such Person) (any of the foregoing, a “Related Party”) has any Contract with the Company or any of its Subsidiaries or any interest in any property (real, personal or mixed, tangible or intangible) used in or pertaining to their respective businesses (other than ownership of Company Shares, the Company Preferred Shares and Company Options), and no such Contract or interest has existed during the last three (3) years. To the Knowledge of the Company, no Related Party (i) operates a Competing Business; (ii) serves as a manager, officer or director, or in another similar capacity, of any Person (A) that operates or conducts a Competing Business or (B) that is a party to any Company Material Contract; or (iii) owns, directly or indirectly (other than any publicly-held corporation whose stock is traded on a national securities exchange or in the over-the-counter market and less than three percent (3%) of the stock of which is beneficially owned by such Related Party), any interests in any Person that operates or conducts a Competing Business. For purposes of this paragraph, “Competing Business” means any business that is or could reasonably be competitive with the business of the Company or any of its Subsidiaries.

(v)            Product Liability. Except as set forth on Section 6.1(v) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries makes any express warranties or guaranties on its own behalf as to products sold or services provided, and there is no pending or, to the Knowledge of the Company, threatened claim alleging any breach of any such warranty or guaranty.

(w)            Ethical Practices. None of the Company, any of its Subsidiaries, or any of their respective Representatives have offered or given, and to the Knowledge of the Company, no Person has offered or given on its behalf, anything of value to: (i) any official of a Governmental Entity, any political party or official thereof, or any candidate for political office; (ii) any customer, payor or member of a government; or (iii) any other Person, in any such case, while knowing or having reason to know that all or a portion of such money or thing of value will or may be offered, given or promised, directly or indirectly, to any customer, payor, member of a government or candidate for political office for the purpose of any of the following: (x) influencing any action or decision of such Person, in such Person’s official capacity, including a decision to fail to perform such Person’s official function; (y) inducing such Person to use such Person’s influence with any Governmental Entity to affect or influence any act or decision of such Governmental Entity to assist the Company or Subsidiary thereof in obtaining or retaining business for, or with, or directing business to, any Person; or (z) where such payment would constitute a bribe, kickback or illegal or improper payment to assist the Company or such Subsidiary in obtaining or retaining business for, or with, or directing business to, any Person. Neither the Company nor any of its Subsidiaries has accepted or received any unlawful contributions, payments, gifts or expenditures.

(x)            Stock and Minute Books. The minute books (which include stock records) of the Company and each of its Subsidiaries, copies of which have each been made available to Parent, contain, in all material respects, true, correct and complete records of the meetings or written consents of the Stockholders and the Board.

(y)            Brokers and Finders. Except as set forth on Section 6.1(y) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement.

(z)            CARES Act Matters. Section 6.1(z) of the Company Disclosure Letter sets forth a true, correct and complete list of the CARES Act stimulus or relief programs (the “CARES Act Programs”) in which the Company or any of its Subsidiaries is participating, or in which any has participated, and the amount of funds requested or received by the Company or any of its Subsidiaries under each such program. The Company has made available to Parent true, correct and complete copies of all applications, forms and other documents filed or submitted by the Company or any of its Subsidiaries relating to any CARES Act Program, and all statements and information contained in such applications, forms and other documents are true, correct, and complete. The proceeds received from any CARES Act Program, including the PPP Loan, were not used by the Company and its Subsidiaries in violation of the CARES Act or any CARES Act Terms. The PPP Loan has been repaid in full. The Company and its Subsidiaries have maintained accounting and other records relating to each such CARES Act Program, including the PPP Loan, and the use thereof that comply with the CARES Act and all CARES Act Terms (including records that track the costs and other expenses for which the proceeds of the PPP Loan have been used), true, correct and complete copies of which have been made available to Parent, and no act or failure to act on the part of the Company, any of its Subsidiaries or any other Person prior to the Closing has resulted or will result in the failure of any portion of the PPP Loan eligible for forgiveness under the CARES Act to be so forgiven in accordance with the CARES Act and the CARES Act Terms. Except as set forth on Section 6.1(z) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received, obtained or applied for any loan, exclusion, forgiveness or other item pursuant to any COVID-19 Measure, including the CARES Act.

(aa)         No Other Representations.

(i)            Except for the representations and warranties expressly set forth in this Section 6.1, as modified by the Company Disclosure Letter, or any document, certificate or agreement delivered in connection herewith (including any Letter of Transmittal), neither the Company nor any other Person makes (and the Company, on behalf of itself, its Subsidiaries and their respective Affiliates hereby disclaims) any other express or implied representation or warranty with respect to the Company or its Subsidiaries (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Parent or any of its Subsidiaries or their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement.

(ii)            The Company acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 6.2 of this Agreement, neither Parent nor any other Person has made any express or implied representation or warranty with respect to the Merger or any other transaction contemplated by this Agreement or with respect to the accuracy or completeness of any other information provided, or made available, to the Company or any of its Subsidiaries or their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement, and the Company has not relied on any representation or warranty other than those expressly set forth in Section 6.2 of this Agreement. Without limiting the generality of the foregoing, the Company acknowledges and agrees that it has not relied on any other information provided, or made available, to the Company or any of its Subsidiaries or their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement, and that neither Parent nor any of its Affiliates or any other Person shall be subject to any liability to the Company or any other Person resulting from (i) any misrepresentation or omission by the Company or its Affiliates or any other Person with respect to such information or (ii) the Company’s use of, or the use by any of its Affiliates or any other Person of, any such information, unless any such information is expressly and specifically included in a representation or warranty contained in Section 6.2 of this Agreement.

6.2            Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)            Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws of Merger Sub.

(b)            Corporate Authority. No vote of holders of capital stock of Parent is necessary, pursuant to applicable Law, Parent’s certificate of incorporation or bylaws, applicable stock exchange rules and regulations or otherwise, to approve this Agreement, the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement, each of Parent’s and Merger Sub’s performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other corporate proceedings on the part of either Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law).

(c)            Governmental Filings; No Violations.

(i)               No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (A) the filing of the Certificate of Merger with the Office of the Secretary of State of Delaware, (B) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under (1) the HSR Act, (2) applicable securities Laws and the rules and regulations of the U.S. Securities and Exchange Commission and (3) applicable stock exchange rules and regulations, and (C) such other consents, authorizations, filings, approvals and registrations the failure of which to make or obtain would not be, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)             The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the consummation of the Merger and the other transactions contemplated by this Agreement and performance of their respective obligations under this Agreement will not (A)  result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or Merger Sub or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens, other than Permitted Liens, in each case, upon any of the properties or assets of Parent or Merger Sub, (B) conflict with or result in any violation of any provision of the Governing Documents of Parent or Merger Sub or (C) conflict with or violate any applicable Laws except, in the case of clauses (A) and (C), for such violations, defaults, terminations, cancellation, accelerations, or Liens as would not be, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d)            Litigation. As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not be, individually or in the aggregate, reasonably likely to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e)            Available Funds. Parent has the financial capacity to perform its obligations under this Agreement and to cause Merger Sub to perform its obligations under this Agreement. Parent will have, and will cause Merger Sub to have, at or prior to the Closing, sufficient funds to pay the Aggregate Merger Consideration and all other payments contemplated by this Agreement and to perform the other obligations of Parent and Merger Sub contemplated by this Agreement. Neither Parent nor Merger Sub has incurred any financial obligation, commitment, restriction or liability of any kind that would be, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(f)            Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of one hundred (100) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and non-assessable.

(g)            Brokers and Finders. Neither Parent nor Merger Sub, nor any of their respective Representatives, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement.

(h)           No Other Representations.

(i)            Except for the representations and warranties expressly set forth in this Section 6.2, neither Parent nor any other Person makes (and Parent, on behalf of itself, its Subsidiaries and their respective Affiliates hereby disclaims) any other express or implied representation or warranty with respect to the Merger or any other transaction contemplated by this Agreement or with respect to the accuracy or completeness of any other information provided, or made available, to the Company or any of its Subsidiaries or their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement.

(ii)            Parent acknowledges and agrees that, except for the representations and warranties expressly set forth in Section 6.1 of this Agreement, as modified by the Company Disclosure Letter, or in any other document, certificate or agreement delivered in connection herewith (including any Letter of Transmittal), neither the Company nor any other Person has made any express or implied representation or warranty with respect to the Merger or any other transaction contemplated by this Agreement (including any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other applicable Law, including the warranties of merchantability and fitness for a particular purpose) or with respect to the accuracy or completeness of any other information provided, or made available, to Parent or any of its Subsidiaries or their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement, and Parent has not relied on any other representations or warranties. Without limiting the generality of the foregoing, Parent acknowledges and agrees that it has not relied on any other information provided, or made available, to Parent or any of its Subsidiaries or their respective Affiliates in connection with the Merger and the other transactions contemplated by this Agreement, and that neither the Company nor any of its Affiliates or any other Person shall be subject to any liability to Parent or any other Person resulting from (i) any misrepresentation or omission by the Company or its Affiliates or any other Person with respect to such information or (ii) Parent’s use of, or the use by any of its Affiliates or any other Person of, any such information (including information, documents, projections, forecasts or other material made available to Parent, its Affiliates or their respective agents or representatives in any “data rooms,” teaser, confidential information presentation, management presentations or otherwise in connection with the Merger and the other transactions contemplated by this Agreement), unless any such information is expressly and specifically included in a representation or warranty contained in Section 6.1 of this Agreement, as modified by the Company Disclosure Letter, or in any other document, certificate or agreement delivered in connection herewith (including any Letter of Transmittal).

Article VII

Covenants

7.1            Interim Operations.

(a)            Conduct of Business. The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the earlier of the termination of this Agreement pursuant to its terms and the Effective Time (unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned)), except (i) as otherwise contemplated by this Agreement and (ii) as required by applicable Laws, the Company and its Subsidiaries shall conduct their respective businesses only in the Ordinary Course of Business and shall use their respective commercially reasonable efforts to (A) preserve their business organizations intact, (B) maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and (C) keep available the services of their present employees and agents.

(b)            Company Forbearances. Without limiting the generality of Section 7.1(a), from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, except (x) as otherwise expressly required or contemplated by this Agreement, (y) as Parent may consent in writing (such consent not to be unreasonably withheld, delayed or conditioned) or (z) as set forth under the applicable subsection of Section 7.1(b) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i)            adopt or propose any change in its certificate of incorporation or bylaws or other applicable governing instruments;

(ii)            merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate its assets, operations or businesses;

(iii)            acquire assets outside of the Ordinary Course of Business from any other Person with a value or purchase price in the aggregate in excess of $300,000 in any transaction or series of related transactions, other than capital expenditures (which, for the avoidance of doubt, are the subject of Section 7.1(b)(ix));

(iv)            issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of the capital stock of the Company or any of its Subsidiaries (other than the issuance of shares in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the terms of the Company Stock Plan as in effect as of the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)            declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, other than dividends or other distributions payable only in cash (provided, that no such dividend or other distribution shall be permitted hereunder if either: (x) following the payment of such dividend or other distribution, Balance Sheet Cash would be less than $500,000; or (y) the aggregate amount of all such dividends or other distributions made from and after the Measuring Time would exceed the Distributable Amount);

(vi)           enter into any agreement with respect to the voting of its capital stock;

(vii)          reclassify, split, combine, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than to repurchase Company Equity Awards from former employees pursuant to the terms of the Company Stock Plan);

(viii)         incur any Indebtedness for borrowed money (including the issuance or sale of any debt securities or warrants or other rights to acquire any debt security of the Company or its Subsidiary), except for (A) Indebtedness for borrowed money incurred pursuant to the Credit Facilities, or (B) Indebtedness for borrowed money incurred in the Ordinary Course of Business not to exceed $500,000 in the aggregate and for which a Payoff Letter is delivered in accordance with Section 5.10;

(ix)            commit to make or authorize any capital expenditures after the Closing in excess of $300,000 in the aggregate;

(x)             settle any Legal Proceeding (other than any Legal Proceeding settled solely for monetary Losses, all of which are covered by insurance and which is settled within the limits of such insurance or otherwise paid by the Company prior to the Closing);

(xi)            (A) amend or modify any Company Material Contract in any manner less favorable to the Company than prior to such amendment or modification, (B) terminate (including by unilaterally declining to renew) any Company Material Contract, (C) other than Company Material Contracts entered into with customers in the Ordinary Course of Business, enter into any Company Material Contract or (D) waive, release or assign any rights or claims under any Company Material Contract;

(xii)           make, change or revoke any Tax election, elect or change any method of accounting for Tax purposes, change any annual Tax accounting period, settle any audit, assessment, dispute, proceeding or investigation in respect of Taxes, surrender any right to claim a Tax refund, file any amended Tax Return or enter into any contract in respect of Taxes with any Governmental Entity;

(xiii)          accelerate the collection of accounts receivable, delay the payment of any accounts payable or take any other actions with respect to working capital outside of the Ordinary Course of Business;

(xiv)          except for dividends or distributions that are otherwise permitted by Section 7.1(b)(v), take any action with respect to cash management practices outside of the Ordinary Course of Business;

(xv)           engage in any promotional, sales, discount, trade-loading, channel-stuffing or other similar activity that could reasonably be expected to have the effect of accelerating sales prior to the Closing that would otherwise be expected to occur subsequent to the Closing;

(xvi)          consent to allow any insurance policy naming the Company or any Subsidiary as beneficiary or loss payee to be cancelled or terminated, or instruct any of the Company’s or its Subsidiaries’ insurance carriers to decrease any current policy coverage limits or materially change the terms of such coverage, other than to purchase the Tail Policies;

(xvii)         transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material assets, operations, rights, businesses or interests therein of the Company or any of its Subsidiaries, except (A) in the Ordinary Course of Business, (B) for sales of obsolete assets and (C) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $250,000 in the aggregate;

(xviii)        except as required pursuant to any existing Company Benefit Plan in effect prior to the date of this Agreement or as otherwise required by applicable Law, (A) increase the compensation of any director, officer or employee of the Company or any of its Subsidiaries, except in the Ordinary Course of Business with respect to employees who are not also officers or directors of the Company or any Subsidiary or (B) establish, adopt, materially amend or terminate any Company Benefit Plan or materially amend the terms of any awards outstanding under any Company Benefit Plan; or

(xix)           agree, authorize or commit to do any of the foregoing.

(c)           Covenants of Parent. Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger.

(d)           No Control. Notwithstanding the foregoing, nothing contained in this Agreement shall (i) give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time or (ii) give the Company, directly or indirectly, the right to control or direct the operations of Parent. Prior to the Effective Time, Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations, finances and employees.

7.2           Certain Actions; Notification.

(a)           Subject to the terms and conditions set forth in this Agreement, Parent and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use, as applicable) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings, and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or the other transactions contemplated by this Agreement. In furtherance of and without limiting the generality of the foregoing, each of Parent and the Company shall, as promptly as reasonably practicable, but in no event later than five (5) Business Days following the date of this Agreement, unless otherwise mutually agreed by outside antitrust counsel of each party, file or cause to be filed with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated by this Agreement pursuant to the HSR Act. Parent and the Company shall request or cause to be requested early termination of the waiting period under the HSR Act in such filings. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent, the Company or any of their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable and provide such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act.

(b)           The Company and Parent each shall, upon request by the other, furnish the other with all reasonably necessary information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)           Subject to applicable Laws and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, the Company or any of their respective Subsidiaries, as the case may be, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither Parent nor the Company shall permit any of its Representatives to participate in any meeting or substantive discussion with any Governmental Entity in respect of any filing, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d)           Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the undertakings pursuant to this Section 7.2 and notwithstanding anything to the contrary herein, each of the Company (in the case of clauses (i), (iii), and (iv) set forth below) and Parent (in all cases set forth below) agrees to take or cause to be taken the following actions:

(i)              the prompt provision to each and every Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii)             the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including, without limitation, (A) the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person or entity, including, without limitation, any Governmental Entity, seeking to delay, restrain, prevent, enjoin, make unlawful or otherwise prohibit consummation of such transactions, and (B) the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of Parent, the Company or their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if such action is necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (1) commencement of any proceeding in any forum or (2) issuance of any order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger by any Government Antitrust Entity; provided, however, that notwithstanding any other provision in this Agreement to the contrary, nothing in this Agreement shall be required to cause Parent or its Affiliates to agree to the sale, license, divestiture, hold separate, or other disposition of any assets, businesses, or product lines of Parent or its Affiliates that generated, in the aggregate, revenues in excess of $24,000,000 in the most recently completed twelve-month period prior to the date of this Agreement for which financial information is available, as determined in accordance with GAAP, as applied by the Ultimate Parent Entity in the preparation of its financial statements (a “Burdensome Condition”);

(iii)            the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination or decree is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this paragraph (d)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination or decree so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement; and

(iv)            if, following consultation between the parties, there is a disagreement between the parties about antitrust strategy, Parent’s good faith decision will control. Notwithstanding anything to the contrary in this Agreement, Parent has the sole right, to be exercised in good faith, to control and direct antitrust strategy in connection with review by any Government Antitrust Entity of the transactions contemplated by this Agreement, or any action by, or negotiations with, any Government Antitrust Entity or other Person relating to the transactions and will take the lead in all meetings, discussions and communications with any Government Antitrust Entity relating to obtaining antitrust approval for the transactions contemplated hereby.

(e)           Promptly following the time of execution and delivery of this Agreement, in accordance with applicable Law, including Section 228, Section 251(c) and Section 262 of the DGCL and the Company’s Governing Documents, the Company shall seek, and shall use its reasonable best efforts to obtain within the twenty-four (24) hours following the execution and delivery of this Agreement by the parties hereto (the “Written Consent Delivery Period”), the Written Consent comprising the Required Stockholder Approval for the adoption of this Agreement by the Company’s stockholders and approving the Merger and acknowledging that the adoption and approval are irrevocable and result in the waiver of any right of such stockholders to demand appraisal in connection with the Merger pursuant to Section 262 of the DGCL. As promptly as practicable and, in any event, prior to the expiration of the Written Consent Delivery Period, if the Written Consent is duly executed and delivered to the Company, the Company shall deliver to Parent a copy thereof (including by facsimile, electronic mail or other electronic image scan transmission).

(f)            Prior to the Closing, the Company shall, in cooperation with Parent, use commercially reasonable efforts to obtain consents and waivers with respect to the Merger as may be required from parties to Contracts to which the Company or one of its Subsidiaries is a party; provided that such cooperation shall not include any requirement of Parent, Merger Sub or the Company or any of their respective Affiliates to expend money, commence, defend or participate in any litigation, offer or grant any accommodation (financial or otherwise) to any third Person, or suffer the loss of any material right or benefit.

7.3           Access and Information.

(a)           From the date of this Agreement until the Effective Time, upon reasonable advance notice, the Company shall (and shall cause each of its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, under the supervision of designated personnel or Representatives and in such a manner as to not unreasonably interfere with the operations of the Company or any of its Subsidiaries, to any employees, properties, books, contracts, documents and records reasonably requested by Parent, provided that no investigation pursuant to this Section 7.3(a) shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company to disclose any privileged information of the Company or any of its Subsidiaries, so long as the Company notifies Parent thereof and uses reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege, or conduct any invasive environmental sampling or analysis. All requests for information made pursuant to this Section 7.3(a) shall be directed to the executive officer or other Person designated by the Company, and Parent shall not, directly or indirectly, contact any officer, director, employee, agent or representative of the Company or any of its Subsidiaries without the prior written approval (email being sufficient) of such designated Person. In an effort to prevent any interference or disruption caused by such access, the Company may reasonably limit the number of individuals having access to, and the number of visits to, it facilities. All such information shall be governed by the terms of the Confidentiality Agreement.

(b)           For a period of six (6) years following the Closing Date, Parent shall, and shall cause the Surviving Corporation to, retain all material books, Contracts, documents and records of the Company and its Subsidiaries pertaining to all periods prior to the Closing. From and after the Closing Date, upon reasonable advance notice, Parent shall (and shall cause the Surviving Corporation to) afford the Stockholder Representative and any of its authorized Representatives reasonable access, during normal business hours, under the supervision of Parent’s designated personnel or Representatives and in such a manner as to not unreasonably interfere with the operations of Parent or the Surviving Corporation, to any employees, properties, books, contracts, documents and records reasonably requested by the Stockholder Representative (i) in response to the request or at the direction of a Governmental Entity or (ii) in connection with the preparation of Tax Returns or other documents related to Tax matters; provided, that the foregoing shall not require Parent to disclose any privileged information of Parent, the Surviving Corporation or any of their respective Subsidiaries, so long as Parent notifies the Stockholder Representative thereof and uses reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of such privilege.

7.4           Publicity. The Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

7.5           Employee Benefits.

(a)           Parent agrees that each employee of the Company and its Subsidiaries who continues to remain employed with the Company and its Subsidiaries at the Effective Time and who continues employment with the Company or any of its Subsidiaries (each, a “Continuing Employee”) will be provided: (i) through May 31, 2021, with base salary or base wage that is no less favorable than the base salary or base wage provided by the Company or any of its Subsidiaries, as applicable, to each such Continuing Employee immediately prior to the Effective Time, (ii) through December 31, 2020, with target incentive compensation opportunities (excluding with respect to equity compensation opportunities) that are no less favorable than the target incentive compensation opportunities (excluding with respect to equity compensation opportunities) provided by the Company or any of its Subsidiaries, as applicable, to each such Continuing Employee immediately prior to the Effective Time, (iii) through December 31, 2020, with benefits (including retirement and health and welfare benefits but excluding any defined benefit pension benefits) that are substantially similar in the aggregate to the benefits provided by the Company or any of its Subsidiaries to such Continuing Employees immediately prior to the Effective Time, and (iv) from January 1, 2021 until the date that is the one year after the Effective Time, with benefits (including retirement and health and welfare benefits but excluding any defined benefit pension benefits) that are substantially similar in the aggregate to the benefits provided by Parent and its applicable Subsidiaries to similarly-situated employees to the Continuing Employees.

(b)           Parent shall use commercially reasonable efforts to cause any employee benefit plans in which the Continuing Employees are entitled to participate after the Closing to (i) take into account service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of eligibility, vesting and benefit accrual under each applicable Parent benefit plan, as if such service had been performed with Parent, except (A) for benefit accrual under defined benefit pension plans, (B) for any purposes under any equity compensation plan, (C) for purposes of qualifying for subsidized early retirement benefits or (D) to the extent it would result in a duplication of benefits, (ii) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents and (iii) give credit to each Continuing Employee for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made.

(c)           Prior to the Effective Time, the Company shall cause the “BacklotCars 401(k) Plan” (the “Company 401(k) Plan”) to be terminated effective immediately prior to the Effective Time. The Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.

(d)           Prior to the Effective Time and thereafter (as applicable), the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, shares of Parent common stock or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan. Subject to the eligibility requirements of the Parent 401(k) Plan, each Continuing Employee shall become a participant in the Parent 401(k) Plan on the Closing Date (giving effect to the service crediting provisions of Section 7.5(b)).

(e)           (i) At least five (5) Business Days prior to the Closing Date, the Company shall submit for approval by its Stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”), (ii) at least seven (7) Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain a waiver of “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) and (iii) the Company shall have delivered to Parent true and complete copies of all disclosure and documents that comprise the Stockholder approval of each Parachute Payment in sufficient time to allow Parent to comment thereon but no less than five (5) Business Days prior to the 280G Stockholder Vote, and shall reflect all reasonable comments of Parent thereon.

(f)            Notwithstanding the foregoing, nothing contained herein is intended to (i) be treated as an establishment, amendment, modification or termination of any particular Company Benefit Plan, (ii) give any third party (including any current or former employee of the Company or any of its Subsidiaries, or any beneficiary or dependent thereof) any right to enforce the provisions of this Section 7.5, (iii) create any right to employment, continued employment, or any term or condition of employment with the Company or any of its Subsidiaries, or (iv) prevent Parent, the Surviving Corporation or any of their Affiliates from (x) amending or terminating any particular benefit plan or (y) terminating the employment of any particular employee.

7.6           Indemnification; Directors’ and Officers’ Insurance.

(a)           From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to perform their respective obligations, if any, to indemnify, hold harmless and advance expenses to each of its present and former directors, officers and employees (in each case, in their capacities as such) (collectively, the “Company Indemnified Parties”), but solely to the extent permitted by applicable Law and required by (i) the Surviving Corporation’s or such Subsidiary’s Governing Documents as in effect as of the date hereof or (ii) any indemnification agreement (as in effect as of the date hereof) to which the Company or such Subsidiary is a party and set forth on Section 7.6(a) of the Company Disclosure Letter. Any such claim arising pursuant to this Section 7.6(a) will be governed by terms, conditions and procedures of the applicable Governing Documents or indemnification agreement, as applicable.

(b)           Until the date that is six (6) years after the Effective Time, the Governing Documents of the Surviving Corporation will contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the Company Indemnified Parties as those contained in the Governing Documents of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties.

(c)           The Company shall obtain and fully pay for (to be treated as a Company Transaction Expense for purposes of this Agreement) “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to (i) directors’ and officers’ liability insurance and fiduciary liability insurance and (ii) technology errors & omissions, cyber and media liability (collectively, such “tail” insurance policies, the “Tail Policies”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby).

(d)           If Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 7.6.

(e)           The provisions of this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties, who are the intended third party beneficiaries hereof. The rights of the Company Indemnified Parties under this Section 7.6 shall be in addition to any rights such Company Indemnified Parties may have under the Governing Documents of the Company or any of its Subsidiaries, under any applicable Contract set forth on Section 7.6(a) of the Company Disclosure Letter or under Laws.

7.7           Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.8           Information Statement. As promptly as practicable following the date of this Agreement (but in any event within five (5) Business Days after the obtainment of the Written Consent), the Company shall prepare and cause to be delivered to all Stockholders a notice and information statement (the “Information Statement”) including, without limitation, (a) a description of the principal terms of this Agreement, the transactions contemplated by this Agreement and the appointment of the Stockholder Representative, (b) a statement to the effect that the Board unanimously recommended that the Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger, (c) a notice, in accordance with Sections 228(e) and 262(d)(2) of the DGCL, to all such Persons who did not execute the Written Consent, of the approval of the Merger by written consent and of their appraisal rights, (d) a form of consent pursuant to which any Stockholder that did not previously execute the Written Consent may waive their appraisal rights and (e) such other information as Parent and the Company may agree is advisable under the DGCL to be included in the Information Statement. The Company shall provide a draft of the Information Statement and related materials to Parent within a reasonable period of time prior to initiating the delivery thereof and will consider in good faith any comments proposed by Parent to be included therein.

7.9           Company Delivery of the Spreadsheet. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent the Spreadsheet, in a form to be agreed upon by Parent and the Company.

7.10         No Solicitation.

(a)           Subject to Section 7.10(c) below, the Company agrees that it shall not, and that it shall cause its Representatives not to, and shall not publicly announce any intention to, directly or indirectly, (i) solicit or initiate, or knowingly encourage (including by providing information or assistance), knowingly facilitate or knowingly induce any Alternative Proposal, (ii) participate in any discussions or negotiations (other than informing Persons of the provisions set forth in this Section 7.10) regarding, or knowingly take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to, an Alternative Proposal, (iii) approve, agree to, accept, endorse or recommend any Alternative Proposal, (iv) submit any Alternative Proposal for the consent or approval of the Stockholders, or (v) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal.

(b)           The Company shall, and the Company shall direct its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes an Alternative Proposal.

(c)           Notwithstanding any other provisions of this Agreement, until the receipt by the Company of the Required Stockholder Approval, if the Company receives an unsolicited bona fide Alternative Proposal that the board of directors of the Company determines in good faith, after consultation with its outside legal counsel and its financial advisors, constitutes or is reasonably likely to result in a Superior Proposal, then the Company may engage in discussions or negotiations with such Person with respect to such Alternative Proposal if the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary obligations under the DGCL.

7.11         Approval of Sole Stockholder of Merger Sub. Immediately following execution of this Agreement, Parent shall execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement.

7.12         RWI Policy. Parent and the Company shall cooperate with each other and use (and shall cause their respective Subsidiaries to use, as applicable) their respective commercially reasonable efforts to obtain the RWI Policy for Parent, to have coverage under such RWI Policy incept prior to or at the Closing and to have the final RWI Policy issued and in full force and effect as promptly as practicable. Parent and the Company hereby agree that the cost of the premium for such RWI Policy, together with all taxes and application, underwriting or similar fees or expenses incurred in connection with the RWI Policy, shall be paid by Parent.

7.13         Uruguayan Reorganization. The Company shall use its reasonable best efforts to consummate the reorganization of the Uruguayan Business as provided in Schedule 7.13 (the “Uruguayan Reorganization”) as promptly as reasonably practicable after the date hereof. The Company shall, and shall cause its Representatives to, (i) reasonably consult with Parent regarding the Uruguayan Reorganization, (ii) promptly provide Parent with all information related to the Uruguayan Reorganization as reasonably requested by Parent and (iii) otherwise keep Parent reasonably informed of the status of the Uruguayan Reorganization, including providing reasonably prompt oral and written notice of all material developments related thereto. Without limiting the foregoing, the Company shall, and shall cause its Representatives to, provide Parent and its Representatives with a reasonable opportunity to review and comment in advance on all Contracts, certificates, affidavits, filings and other instruments that relate to the Uruguayan Reorganization and shall consider in good faith any such comments.

7.14         Company Domain Names. Prior to the Closing, the Company shall use its reasonable best efforts to cause all domain names used by the Company in its business to be registered in the name of the Company (not Justin Davis or any other individual).

7.15         Month-End Net Working Capital and Month-End Balance Sheet Cash. On the earlier of (a) the second (2nd) Business Day following the Measuring Time and (b) the fifth (5th) Business Day prior to the Closing Date, the Company shall deliver to Parent (i) a reasonably detailed statement (the “Net Working Capital Statement”), including supporting documentation, containing the Company’s good faith calculation of Net Working Capital as of the Measuring Time (“Month-End Net Working Capital”) and (ii) a reasonably detailed statement (the “Balance Sheet Cash Statement”), including supporting documentation, containing the Company’s good faith calculation of the Month-End Balance Sheet Cash. The Net Working Capital Statement and Balance Sheet Cash Statement shall be prepared in accordance with the Accounting Principles and be based upon the books and records of the Company and its Subsidiaries and other information then available. The Company shall cooperate with Parent in its review of the Net Working Capital Statement and Balance Sheet Cash Statement and consider in good faith any reasonable changes thereto that Parent may suggest.

Article VIII

Conditions

8.1           Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Closing Date of each of the following conditions:

(a)           Stockholder Approval. This Agreement shall have been duly adopted by Stockholders constituting the Required Stockholder Approval.

(b)           Regulatory Consents. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated (the “HSR Clearance”).

(c)           Laws. No court or other Governmental Entity of competent jurisdiction in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Order that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Merger.

(d)           Pending Legal Proceedings. There shall not be any pending Legal Proceeding or Order that would, if adversely determined, reasonably be expected to prevent or prohibit the consummation of the Merger.

8.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties. (i) The Company Fundamental Representations (except for the representations and warranties contained in Section 6.1(b)(i)) shall be true and correct in all material respects as of the Effective Time as if made as of such time (except, in each case, to the extent that any such representation and warranty expressly speaks as of a specific or earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such date); (ii) the representations and warranties of the Company contained in Section 6.1(b)(i) shall be true and correct in all respects as of the Effective Time as if made as of such time (except, in each case, (x) to the extent that any such representation and warranty expressly speaks as of a specific or earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such date and (y) for de minimis inaccuracies); (iii) the representations and warranties of the Company contained in this Agreement, other than the Company Fundamental Representations, shall be true and correct as of the Effective Time as if made as of such time (except, in each case, to the extent that any such representation and warranty expressly speaks as of a specific or earlier date, in which case such representation and warranty shall be true and correct as of such date), in each case without giving effect to any Material Adverse Effect or other materiality qualification, limitation or exception contained therein, other than any failures to be so true and correct that would not be reasonably likely to have a Material Adverse Effect; and (iv) Parent shall have received at the Closing the Company Closing Certificate certifying that the conditions set forth in this Section 8.2(a) are satisfied.

(b)           Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received at the Closing the Company Closing Certificate certifying that the conditions set forth in this Section 8.2(b) are satisfied.

(c)           No Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the date of this Agreement.

(d)           Stockholder Approval; Dissenting Shares. Evidence that (i) the Required Stockholder Approval was obtained shall have been delivered to Parent, (ii) Stockholders owning at least ninety-five percent (95%) of the Company Shares and Company Preferred Shares entitled to vote thereon (voting together as a single class on an as-converted to Company Shares basis) shall have adopted this Agreement and approved the Merger; and (iii) Stockholders owning no more than one percent (1%) of the outstanding Company Shares and Company Preferred Shares (calculated on an as-converted to Company Shares basis), in the aggregate, shall have exercised their appraisal rights under Section 262 of the DGCL.

(e)           Balance Sheet Cash. As of the Effective Time, the Company and its Subsidiaries shall have no less than $500,000 of Balance Sheet Cash, after giving effect to any dividends or other distributions made to the Holders from the Distributable Amount, and Parent shall have received at the Closing the Company Closing Certificate certifying that the condition set forth in this Section 8.2(e) is satisfied.

(f)            Closing Net Working Capital. As of the Effective Time, the Company and its Subsidiaries shall have no less than $2,500,000 of Net Working Capital and Parent shall have received at the Closing the Company Closing Certificate certifying that the condition set forth in this Section 8.2(f) is satisfied.

(g)           Deliveries. The Company shall have delivered or cause to be delivered to Parent all agreements and other documents and instruments required to be delivered pursuant to Section 3.1 (except those agreements and other documents and instruments identified in Sections 3.1(k), 3.1(l), 3.1(m) or 3.1(n)).

8.3           Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of the following conditions:

(a)           Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the Effective Time as if made as of such time (except to the extent that any such representation and warranty expressly speaks as of a specific or earlier date, in which case such representation and warranty shall be true and correct as of such date), in each case, without giving effect to any materiality qualification, limitation or exception contained therein, other than any failures to be so true and correct that would not be, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, in each case, on the terms set forth herein; and (iii) the Company shall have received at the Closing the Parent Closing Certificate certifying that the conditions set forth in this Section 8.3(a) are satisfied.

(b)           Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received at the Closing the Parent Closing Certificate certifying that the conditions set forth in this Section 8.3(b) are satisfied.

(c)           Deliveries. Parent shall have delivered or cause to be delivered to the Company all agreements and other documents and instruments required to be delivered pursuant to Section 3.2.

Article IX

Termination

9.1           Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties, and except as provided below, whether before or after the time the Required Stockholder Approval is obtained:

(a)           by mutual written consent duly authorized by the boards of directors of Parent and the Company;

(b)           by either the Company or Parent if the Merger shall not have been consummated on or prior to the ninetieth (90th) calendar day following the date of this Agreement (the “Outside Date”); provided, however, that, if, on the Outside Date, all of the conditions in Sections 8.1, 8.2 and 8.3 have been satisfied or duly waived by Parent or the Company (i.e., whichever is entitled to the benefit thereof), except for the conditions in Section 8.1(b), Section 8.1(c) and/or Section 8.1(d) (but only, for each of such Sections, if the applicable Law or Order relates to the HSR Clearance) and any condition that by its nature may only be satisfied at or as of the Closing (provided that such condition would be capable of being satisfied as of the Closing if the Closing Date were the Outside Date), then neither Parent nor the Company shall have the right to terminate this Agreement pursuant to this Section 9.1(b) until the one-year anniversary of the date of this Agreement (with such date becoming the Outside Date for all purposes hereof); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose breach of this Agreement has been the principal cause of the failure of the Merger to occur on or before such date;

(c)           by either the Company or Parent if a Governmental Entity shall have issued an Order or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or other action is final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose action or failure to act both constitutes a breach of this Agreement and has been the principal cause of the entry, promulgation or occurrence of such Order or other action;

(d)           by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case, such that the conditions set forth in Sections 8.3(a) or 8.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that the Company may not terminate this Agreement under this Section 9.1(d) prior to thirty (30) days following the receipt by Parent of written notice from the Company of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if the Company is then in material breach of this Agreement or if such breach by Parent is cured within such 30-day period so that such conditions would then be satisfied);

(e)           by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case, such that the conditions set forth in Sections 8.2(a), 8.2(b) or 8.2(e) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that Parent may not terminate this Agreement under this Section 9.1(e) prior to thirty (30) days following the receipt by the Company of written notice from Parent of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if Parent is then in material breach of this Agreement or if such breach by the Company is cured within such 30-day period so that such conditions would then be satisfied);

(f)            by Parent, if Stockholders owning more than 1% of the outstanding Company Shares and Company Preferred Shares (calculated on an as-converted to common stock basis), in the aggregate, shall have exercised their appraisal rights under Section 262 of the DGCL;

(g)           by Parent, if a copy of the Written Consent evidencing that the Required Stockholder Approval has been obtained has not been delivered to Parent as of the expiration of the Written Consent Delivery Period; provided, that, if not previously exercised, Parent’s option to terminate this Agreement pursuant to this Section 9.1(g) shall expire upon delivery by the Company of a copy of the Written Consent evidencing that the Required Stockholder Approval has been obtained; or

(h)           by the Company, if (i) the Required Stockholder Approval has not yet been received by the Company, (ii) the Company and its Representatives have complied in all respects with Section 7.10 of this Agreement, (iii) the Company receives an unsolicited bona fide Alternative Proposal that the board of directors of the Company determines in good faith, after consultation with its outside legal counsel and its financial advisors, constitutes or is reasonably likely to result in a Superior Proposal, and (iv) the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to terminate this Agreement would be inconsistent with the directors’ fiduciary obligations under the DGCL.

9.2           Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 9.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 7.3(a) with respect to confidentiality, this Section 9.2, Section 9.3 and Article XI (other than Section 11.18, which shall be of no further force or effect), each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3           Parent Termination Fee.

(a)           In the event that this Agreement is terminated by Parent or the Company pursuant to Section 9.1(b) or Section 9.1(c), in either case, as a result of the election by Parent not to agree to comply with a Burdensome Condition in order to obtain the HSR Clearance, as permitted by Section 7.2(d)(ii), then Parent shall pay $42,500,000 (the “Parent Termination Fee”) to the Company (or its designee) by wire transfer of immediately available funds, at or prior to the time of termination in the case of a termination by Parent, or as promptly as reasonably practicable (and, in any event, within five (5) Business Days following such termination) in the case of a termination by the Company.

(b)           Notwithstanding anything herein to the contrary (including Section 9.2), if this Agreement is terminated under circumstances in which Parent is required to pay the Parent Termination Fee: (i) seeking and obtaining Parent’s payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company, the Holders, their Affiliates and each of their respective Representatives (collectively, the “Seller Parties”) for any and all claims, damages, losses, liabilities, penalties, fines, costs, obligations, interest or expenses suffered or incurred by any of the foregoing that may be based on, arise out of or relate to this Agreement or the transactions contemplated hereby, (ii) other than the obligation to pay the Parent Termination Fee, Parent, Merger Sub and their respective Affiliates and Representatives shall have no further liability or obligation that may be based on, arise out of or relate to this Agreement or the transactions contemplated hereby, (iii) none of the Seller Parties or any of their respective Representatives shall have, and the Company, on behalf of the Seller Parties, expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the transactions contemplated hereby, and (iv) the maximum aggregate liability of Parent, Merger Sub, and their respective Affiliates and Representatives to the Seller Parties and their respective Representatives that may be based on, arise out of or relate to this Agreement or the transactions contemplated hereby shall not exceed the Parent Termination Fee and none of the Seller Parties or any of their respective Representatives shall seek to recover monetary damages in excess of such amount. The Company acknowledges and hereby agrees that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Notwithstanding anything to the contrary herein, this Section 9.3(b) shall not apply to Section 11.5(f), which shall be enforceable by the Stockholder Representative in its entirety against the Holders.

(c)            Each of Parent and the Company acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Parent Termination Fee is not a penalty but is liquidated damages in a reasonable amount that will compensate the Company and the Holders in the circumstances in which the Parent Termination Fee is payable, for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision.

Article X

Tax Matters

10.1            Tax Matters

(a)            Tax Returns. The Company shall, at its sole cost and expense prepare, or cause to be prepared, and shall timely file, or cause to be filed, all Tax Returns of the Company and its Subsidiaries due (after taking into account all appropriate extensions) on or prior to the Closing Date (the “Company Prepared Returns”). Parent shall, at its sole cost and expense, prepare, or cause to be prepared, and shall file, or cause to be filed, all Tax Returns of the Company and its Subsidiaries for all taxable periods ending on or prior to the Closing Date that are due (after taking into account all appropriate extensions) after the Closing Date, which shall include, for the avoidance of doubt, any Tax Returns of the Company and its Subsidiaries with respect to Income Taxes that are due after the Closing Date that relate to taxable periods (or portions thereof) ending on or prior to the Closing Date. All Company Prepared Returns shall be prepared in accordance with existing procedures, practices, and accounting methods of the Company and its Subsidiaries, except as otherwise required by applicable Law. Each Company Prepared Return with respect to Income Taxes shall be submitted to Parent for Parent’s review at least thirty (30) days prior to the due date of the Tax Return, and each Company Prepared Return with respect to non-Income Taxes shall be submitted to Parent for Parent’s review as soon as practicable prior to the due date of such Tax Return. The Company shall incorporate all reasonable comments of Parent into the final form to be filed. The Company shall timely file, or cause to be filed, all such Company Prepared Returns prepared by the Company and timely delivered to Parent in accordance with this Section 10.1(a).

(b)            Cooperation. Parent, Merger Sub, the Company, the Subsidiaries of the Company, the Stockholders, the Stockholder Representative and their respective Affiliates shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns pursuant to this Article X, any audit, litigation or other proceeding with respect to Taxes, and other Tax matters addressed by this Article X. Such cooperation shall include the retention and (upon another party’s request) the provision of records and information which are reasonably relevant to any such Tax matters and making employees and third-party advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c)            Tax Sharing Agreements. The Company shall cause all Tax sharing agreements, Tax allocation agreements or similar contracts (other than any such contracts entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes) and all powers of attorney with respect to or involving the Companies and its Subsidiaries to be terminated prior to the Closing Date and, after the Closing, neither the Company nor its Subsidiaries will not be bound thereby or have any liability thereunder.

Article XI

Miscellaneous and General

11.1            Survival. Except with respect to claims for Fraud, the representations, warranties, covenants and agreements contained in this Agreement shall not survive the consummation of the Merger and shall terminate at the Effective Time; provided, that this Section 11.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including the provisions of this Article XI. It is the intention of the parties that this Section 11.1 governs the survival periods and termination dates of all representations and warranties contained in this Agreement and supersedes any applicable statutes of limitations that would otherwise apply to such representations and warranties.

11.2            Amendment. Subject to applicable law, this Agreement may be modified or amended (a) prior to the Closing, by written instrument executed and delivered by the duly authorized officers of Parent and the Company and (b) after the Closing, by written instrument executed and delivered by the duly authorized officers of Parent and the Stockholder Representative; provided that, after the adoption of this Agreement by the Stockholders of the Company, but prior to the Closing, the parties may amend this Agreement to the extent permitted by the DGCL (which may, depending on the nature of such amendment, require further Stockholder approval).

11.3            Extension; Waiver. At any time prior to the Effective Time, each party to this Agreement may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. No waiver by any party of any default, misrepresentation, or breach of warranty or covenant under this Agreement, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant under this Agreement or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

11.4            Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing in English and deemed given if delivered by hand, registered post or courier or sent by electronic mail to the following addresses (or at such other addresses as shall be specified by like notice):

If to Parent, Merger Sub, the Ultimate Parent Entity or the Surviving Company:

ADESA, Inc.

13085 Hamilton Crossing Blvd.

Carmel, IN 46032

Attention:   Chuck Coleman, Senior Vice-President, General Counsel

Email:    Chuck.Coleman@karauctionservices.com

With a copy to (which shall not constitute notice):

Winston & Strawn LLP
35 West Wacker Drive
Chicago, IL 60601
Attention:   Brian M. Schafer
Email:   bschafer@winston.com

If to the Company prior to the Effective Time:

BacklotCars, Inc.
1100 Main Street, Suite 1500

Kansas City, MO 64105

Attention:   Justin Davis, President
Email:   justin@backlotcars.com

With a copy to (which shall not constitute notice):

Stinson LLP
1201 Walnut Street, Suite 2900
Kansas City, Missouri 64106
Attention:   Jack Bowling and Scott Gootee
Phone: (816) 842-8600
Email:   jack.bowling@stinson.com; scott.gootee@stinson.com

If to the Holders (after Closing) or Stockholder Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile: (303) 623-0294

Telephone: (303) 648-4085

With a copy to (which shall not constitute notice):

Stinson LLP
1201 Walnut Street, Suite 2900
Kansas City, Missouri 64106
Attention:    Jack Bowling and Scott Gootee
Phone: (816) 842-8600
Email: jack.bowling@stinson.com; scott.gootee@stinson.com

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (a) if delivered by hand, registered post or courier, at the time of delivery or (b) if sent by electronic mail, upon confirmation by telephone or electronic mail from the receiving party or its legal counsel on behalf of the receiving party of receipt thereof (excluding any answer or confirmation automatically generated by electronic means (such as out-of-office replies)).

11.5            Stockholder Representative.

(a)            The Stockholder Representative (x) shall hold the Stockholder Representative Expenses Holdback Amount in an account segregated from its corporate funds, (y) shall use the Stockholder Representative Expenses Holdback Amount solely for the purposes set forth in this Section 11.5 and not for its operating expenses or any other corporate purposes, and (z) shall not voluntarily make any portion of the Stockholder Representative Expenses Holdback Amount available to its creditors in the event of bankruptcy. The Holders will not receive any interest or earnings on the Stockholder Representative Expenses Holdback Amount and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Expenses Holdback Amount other than as a result of its gross negligence or willful misconduct. The Stockholder Representative shall have the right to recover from the Stockholder Representative Expenses Holdback Amount, prior to any distribution to the Holders, the Stockholder Representative’s out-of-pocket expenses incurred in the performance of its duties under this Agreement and the agreements ancillary hereto (“Charges”), including, without limitation, costs and expenses resulting from the employment of financial advisors, attorneys, auditors and other advisors and agents assisting in the assessment of arbitration, litigation and settlement of any disputes arising under this Agreement, the Escrow Agreement or the Paying Agent Agreement. Upon (i) the completion of the Stockholder Representative’s responsibilities, (ii) the disbursement of all of the Escrow Funds, (iii) final resolution of all disputes arising under this Agreement, the Escrow Agreement or the Paying Agent Agreement and (iv) full reimbursement of all Charges of the Stockholder Representative as provided herein, the Stockholder Representative shall distribute any remaining portion of the Stockholder Representative Expenses Holdback Amount (the “Holdback Distribution Amount”) to the Paying Agent for further distribution to the Holders in accordance with their respective Pro Rata Shares; provided that any Holdback Distribution Amount corresponding to any Dissenting Shares or any Company Shares or Company Preferred Shares with respect to which the Holders thereof have not claimed payment of the Per Share Merger Consideration in accordance with Section 5.8(b) prior to the termination of the Closing Payment Fund pursuant to Section 5.8(d) shall be paid to the Surviving Corporation. For tax purposes, the Stockholder Representative Expenses Holdback Amount will be treated as having been received and voluntarily set aside by the Holders at the time of Closing.

(b)            The Stockholder Representative shall have the right to enforce and protect the rights and interests of the Holders arising out of or in any manner relating to this Agreement and each other agreement, document, instrument or certificate referred to herein or the transactions provided for herein, and to take any and all actions which the Stockholder Representative believes are necessary or appropriate under this Agreement to enforce and protect such rights of the Holders, including asserting or pursuing any claim against Parent or the Surviving Corporation. Parent and the Surviving Corporation shall not have the right to object to, dissent from, protest or otherwise contest the authority or power of the Stockholder Representative to so act in accordance with the terms of this Agreement. The Stockholder Representative shall act as it believes to be in the best interests of the Holders. The Stockholder Representative may resign at any time. If the Stockholder Representative shall resign or be removed by the Holders, the Holders shall (by consent of those Persons entitled to at least a majority of the Aggregate Merger Consideration), within ten (10) days after such resignation or removal, appoint a successor to the Stockholder Representative. Any such successor shall succeed the former Stockholder Representative as the Stockholder Representative hereunder.

(c)            The Stockholder Representative hereby represents and warrants to Parent, Merger Sub and the Company that: (i) the Stockholder Representative is a legal entity, validly existing and, in all material respects, in good standing under the Laws of its jurisdiction of organization, (ii) the Stockholder Representative has all requisite limited liability company authority and has taken all limited liability company action necessary in order to execute and deliver this Agreement, the Escrow Agreement and the Paying Agent Agreement and to perform its obligations thereunder, subject to the laws of agency, (iii) this Agreement has been, and the Escrow Agreement and the Paying Agent Agreement will be, duly executed and delivered by the Stockholder Representative and, assuming the valid execution and delivery by all counterparties hereto, constitutes or, in the case of the Escrow Agreement and the Paying Agent Agreement, will constitute, a valid and binding obligation of the Stockholder Representative, enforceable against the Stockholder Representative in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law), and (iv) the execution, delivery and performance by the Stockholder Representative of this Agreement, the Escrow Agreement and the Paying Agent Agreement does not and will not constitute or result in a breach or violation of, or a default under, the certificate of incorporation or the bylaws or the comparable governing instruments of the Stockholder Representative.

(d)            For purposes of this Agreement, each Holder, without any further action on the part of such Holder, by virtue of such Holder’s approval of the Merger, execution and delivery of a Letter of Transmittal, and/or acceptance of any consideration pursuant to this Agreement, shall be deemed to have consented to the appointment of the Stockholder Representative as of the Effective Time as the representative, agent and attorney-in-fact for and on behalf of each such Holder, and the granting to the Stockholder Representative the full power and authority to represent all of the Holders with respect to all matters arising under this Agreement, the Escrow Agreement, the Paying Agent Agreement and any other agreements ancillary hereto in the sole discretion of the Stockholder Representative, and to do all things and to perform all acts on behalf of the Holders, including waiving rights, discharging liabilities and obligations, settling disputes and actions, making decisions relating to the adjustments to the Merger Consideration Adjustment Amount pursuant to this Agreement, and the disbursement of the Escrow Funds (or any portion thereof) in accordance with this Agreement and the Escrow Agreement, and executing and delivering all agreements, certificates, receipts, notices, instructions and other instruments contemplated by, or deemed advisable in connection with, this Agreement and the transactions contemplated hereby. All actions taken by the Stockholder Representative hereunder shall be conclusive and binding on each of the Holders as if expressly confirmed and ratified in writing by each of the Holders. Without limiting the generality of the foregoing, the Stockholder Representative shall have full power and authority on behalf of all of the Holders (i) to interpret all of the terms and provisions of this Agreement, the Escrow Agreement and the Paying Agent Agreement, (ii) to the extent expressly provided for in this Agreement, the Escrow Agreement and the Paying Agent Agreement, to negotiate and settle disputes arising under, or relating to, this Agreement, the Escrow Agreement and the Paying Agent Agreement, (iii) to the extent expressly provided for in this Agreement, to direct the Paying Agent to disburse to the Holders any funds received on behalf of the Holders under this Agreement or otherwise, (iv) to give all approvals and take any other actions with respect to the Holders in connection with the subject matter of this Agreement, the Escrow Agreement and the Paying Agent Agreement, or (v) after the Effective Time, to consent to any amendment to this Agreement, the Escrow Agreement or the Paying Agent Agreement. Any and all decisions and actions by the Stockholder Representative shall be binding upon all of the Holders, and each Holder waives the right to object, dissent, protest or otherwise contest the same. Parent, Merger Sub (before the Effective Time), and the Surviving Corporation (after the Effective Time) may deal solely with and rely solely on the Stockholder Representative as the representative of all of the Holders. Parent, Merger Sub (before the Effective Time), and the Surviving Corporation (after the Effective Time) shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Holder by the Stockholder Representative, and on any other action taken or purported to be taken on behalf of any Holder by the Stockholder Representative, as fully binding on such Holder. This power of attorney and all authority hereby conferred is granted in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any one or more Holders or by operation of Law, whether by death or other event.

(e)            In the event of any pending or threatened action, claim, dispute or other proceeding related to this Agreement, with respect to any information that the Stockholder Representative may share with the Holders, the Stockholder Representative and such Holders will have a commonality of interest with respect thereto and agree that it is their intention and understanding that sharing of information will not waive or diminish the continued protection of the attorney-client privilege, the work product doctrine or any other applicable privilege or doctrine.

(f)            The Stockholder Representative will incur no liability of any kind with respect to any action or omission by the Stockholder Representative in connection with the Stockholder Representative’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Stockholder Representative’s gross negligence or willful misconduct. The Stockholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Holders will indemnify, defend and hold harmless the Stockholder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Stockholder Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Stockholder Representative, the Stockholder Representative will reimburse the Holders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Stockholder Representative by the Holders, any such Representative Losses may be recovered by the Stockholder Representative from (i) the funds in the Stockholder Representative Expenses Holdback Amount and (ii) any other funds that become payable to the Holders under this Agreement at such time as such amounts would otherwise be distributable to the Holders; provided, that while this section allows the Stockholder Representative to be paid from the aforementioned sources of funds, this does not relieve the Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise. In no event will the Stockholder Representative be required to advance its own funds on behalf of the Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Stockholder Representative under this section. The foregoing indemnities will survive the Closing, the resignation or removal of the Stockholder Representative or the termination of this Agreement.

(g)            The provisions of this Section 11.5 are intended to be for the benefit of, and shall be enforceable by, the Holders, who are intended third party beneficiaries hereof.

11.6            Attorney Client Matters.

(a)            Parent agrees to comply with the provisions of this Section 11.6 and, following the Closing, agrees to cause Parent’s controlled Affiliates and Subsidiaries (including the Surviving Corporation and its Subsidiaries) (collectively with Parent, the “Parent Parties”) to comply with the provisions of this Section 11.6 and to execute and deliver any documents or agreements reasonably requested by the Stockholder Representative to implement such provisions.

(b)            Notwithstanding any representation of the Company or any of its Subsidiaries by Stinson LLP (“Stinson”) prior to the Closing Date, each Parent Party:

(i)            consents to Stinson’s representation of the Stockholder Representative in connection with any matters or disputes arising out of or relating to this Agreement, the Escrow Agreement or the Paying Agent Agreement and the transactions contemplated hereby and thereby;

(ii)            waives any claim it has or may have that Stinson has a conflict of interest or is otherwise prohibited from engaging in such a representation described in clause (i) based upon Stinson’s prior representation of the Company or any of its Subsidiaries; and

(iii)            agrees that, if a dispute arises between any Holder, on the one hand, and any Parent Party, on the other hand, with respect to the subject matter of this Agreement, Stinson may represent such Holder notwithstanding that the interests of such Holder and such Parent Party may be directly adverse and that Stinson may have represented the Company or any of its Subsidiaries in a substantially related matter.

(c)            As to all communications prior to the Closing that reasonably relate to this Agreement, the Paying Agent Agreement or the transactions contemplated hereby and thereby and that are (x) privileged communications between Stinson or another legal advisor, on the one hand, and, prior to the Closing, any Holder or the Company or any of its Subsidiaries, on the other hand, or (y) communications that refer or relate to such privileged communications (collectively, “Confidential Communications”), each Parent Party agrees that, in the context of any dispute described in clause (b)(i) above, the attorney-client privilege belongs, to the extent such privilege exists, to the applicable Holder, may be controlled by such Holder and will not pass to or be claimed by any Parent Party. Each Parent Party will not assert that privilege has been waived with respect to Confidential Communications coming into the possession of such Parent Party merely as a result of the Merger. To the extent that any Parent Party has or maintains any control of such privilege of such Confidential Communications, such Parent Party will not, except as may be required by applicable Law, waive or attempt to waive such privilege without the prior written consent of the Stockholder Representative. Notwithstanding the foregoing, in the event that, following the Closing, a dispute arises between any Parent Party and a third party (other than a Holder, but including any Governmental Entity), such Parent Party may assert the attorney-client privilege against such third party to the extent necessary to prevent disclosure of Confidential Communications. Each Parent Party will take reasonable steps to protect the confidentiality of such Confidential Communications.

11.7            Counterparts. This Agreement may be executed in any number of counterparts, including electronic counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

11.8            Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a)            This Agreement shall be deemed to be made in and in all respects shall be governed by, interpreted and construed in accordance with, the laws of the State of DELAWARE, without giving effect to conflicts of laws principles that would result in the application of the Law of ANY OTHER JURISDICTION OR WOULD DIRECT A MATTER TO another JURISDICTION. Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the District of Delaware (collectively, the “Chosen Courts”), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Chosen Courts and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Chosen Courts and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Chosen Courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the Chosen Courts in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(b)            EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.8(b).

11.9            Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other(s) (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other(s) (as applicable) under this Agreement. The Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party (or parties), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party (or parties) under this Agreement.

11.10            Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement.

11.11            No Recourse. Notwithstanding anything that may be expressed or implied to the contrary in this Agreement or in any other document, instrument or other agreement contemplated by or referred to herein or delivered in connection herewith, the parties hereby acknowledge and agree that (a) no Person other than the parties hereto has any obligations under this Agreement; provided that, for the avoidance of doubt, the Stockholder Representative’s obligations under this Agreement are solely with respect to the provisions hereof that apply to the Stockholder Representative, (b) except claims for Fraud, this Agreement may be enforced only against, and any claims, obligations, liabilities or other causes of action (whether at Law, in equity, in contract, in tort or otherwise) based upon, arising out or by reason of, or related in any manner to a breach of this Agreement (including any representation or warranty made in this Agreement), or the negotiation, execution, or performance of this Agreement, by the Company may be made only against the Company, and (c) except claims for Fraud, none of Parent, the Surviving Corporation, their respective Affiliates or their respective Affiliates’ directors or officers have a right of recovery for any claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) based upon, arising out or by reason of, or related in any manner to a breach of this Agreement (including any representation or warranty made in this Agreement), or the negotiation, execution, or performance of this Agreement, against, and except for claims against the Person for Fraud, no liability shall attach to, any of the Company’s or its Affiliates’ respective current, former or future equity holders, incorporators, controlling Persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or Representatives (or any successors, predecessors or assigns of the foregoing) (each, a “Non-Party Affiliate”), including any right of recovery in respect of this Agreement against any Non-Party Affiliate that may be granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate veil, unfairness, undercapitalization or otherwise. Notwithstanding anything to the contrary contained in this Agreement or otherwise, this Section 11.11 shall not apply to Section 11.5, which shall be enforceable by the Stockholder Representative in its entirety against the Holders. Notwithstanding anything to the contrary contained in this Agreement or otherwise, no party may seek to rescind this Section 11.11 after the Closing.

11.12            No Third Party Beneficiaries. Except as provided in Section 5.9 (Third Party Beneficiaries), Section 7.6 (Indemnification; Directors’ and Officers’ Insurance), Section 11.5 (Stockholder Representative) and Section 11.6 (Attorney Client Matters), Parent and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 11.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

11.13            Obligations of Parent and the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires any Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause any such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause any such Subsidiary to take such action.

11.14            Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors, shall be paid by the party incurring such expenses whether or not the Merger is consummated.

11.15            Transfer Taxes. Except to the extent constituting Uruguayan Reorganization Costs, all transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such Taxes.

11.16            Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

11.17            Assignment. This Agreement shall not be assignable by any party hereto, except, in the case of Parent or Merger Sub: (a) prior to the Effective Time, with the consent of the Company, (b) after the Effective Time, to one of Parent’s Affiliates or otherwise with the consent of the Stockholder Representative, (c) after the Effective Time, in connection with the sale of substantially all of the assets of Parent or substantially all of the assets associated with one or more of Parent’s business lines or divisions, (d) after the Effective Time, as a collateral assignment to Parent’s financing sources, or (e) prior to the Closing, by written notice to the Company, to another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the Stockholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

11.18            Guarantee.

(a)            The Ultimate Parent Entity agrees to take all action necessary to cause Parent, Merger Sub and the Surviving Corporation to perform all of their respective agreements, covenants and obligations under this Agreement on a timely basis. The Ultimate Parent Entity does hereby unconditionally and irrevocably guarantee to the Company the full, complete and prompt performance and payment, as the case may be, of the Guaranteed Obligations (as hereinafter defined), and undertakes with the Company that, whenever Parent, Merger Sub or the Surviving Corporation does not pay or perform any of the Guaranteed Obligations in accordance with their respective terms, the Ultimate Parent Entity shall, immediately on demand by the Company, pay or perform such Guaranteed Obligations as if the Ultimate Parent Entity were the principal obligor primarily liable for the performance thereof and not as a mere surety. The Company may obtain recourse against the Ultimate Parent Entity for the payment and performance of the Guaranteed Obligations prior to, concurrently with, or after any other Legal Proceeding to enforce such Guaranteed Obligations. In no event shall the Company be deemed to have elected any remedy that precludes or impairs its ability to proceed against the Ultimate Parent Entity hereunder. The Ultimate Parent Entity hereby waives protest, presentment, demand for payment and notice of default or nonpayment. Notwithstanding anything else in this Agreement to the contrary, the Ultimate Parent Entity may not assign or transfer its obligations hereunder to any other Person without the prior written consent of the Company. The Ultimate Parent Entity shall be entitled to perform or satisfy the Guaranteed Obligations pursuant to the same terms and conditions and subject to the same rights and limitations as are applicable to Parent, Merger Sub or the Surviving Corporation, as applicable, under this Agreement. For purposes of this Agreement, “Guaranteed Obligations” means any and all obligations of Parent, Merger Sub and the Surviving Corporation to the extent such obligations arise under this Agreement. Immediately following the making of the payments required by Section 3.2 and Section 5.3, the provisions of this Section 11.18 shall automatically terminate and the Ultimate Parent Entity shall have no further obligation hereunder.

(b)            The Ultimate Parent Entity is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. The Ultimate Parent Entity has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Ultimate Parent Entity and is a valid and binding agreement of the Ultimate Parent Entity, enforceable against it in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law). The Ultimate Parent Entity hereby makes the representations and warranties set forth in Section 6.2(c) with respect to itself. The Ultimate Parent Entity owns directly one hundred percent (100%) of the issued and outstanding capital stock of Parent.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

COMPANY:

BACKLOTCARS, INC.

By:	/s/ Justin Davis
Name:Justin Davis
Title: President

PARENT:

ADESA, INC.

By:	/s/ Eric M. Loughmiller
Name: Eric M. Loughmiller
Title: Executive Vice President and Chief Financial Officer

MERGER SUB:

SHOWROOM MERGER SUB, INC.

By:	/s/ Eric M. Loughmiller
Name: Eric M. Loughmiller
Title: Executive Vice President and Chief Financial Officer

ULTIMATE PARENT ENTITY:

KAR AUCTION SERVICES, INC. (solely for purposes of Section 11.18)

By:	/s/ Eric M. Loughmiller
Name: Eric M. Loughmiller
Title: Executive Vice President and Chief Financial Officer

STOCKHOLDER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Stockholder Representative

By:	/s/ Sam Riffe
Name: Sam Riffe
Title: Managing Director